Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2008

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2008

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2008).  The date of this Appendix 4E is 29 August 2008.

1.                     The reporting period covers the financial year ended 30 June 2008 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2007 (“Previous Period”).

2.                       Results for announcement to the Market:

		Reporting Period	Movement from Previous Period

2.1	Consolidated revenue from ordinary activities	$15,702,336	Increased by $723,517	Increased by 4.8%

2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(5,446,089)	Increased by $1,117,546	Increased by 25.8%

2.3	Consolidated loss for the Reporting Period attributable to Members of the Company	$(5,446,089)	Increased by $1,117,546	Increased by 25.8%

2.4	No dividends were paid during the Reporting Period nor are any proposed.

2.5	Not applicable.

2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                     Income Statements for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 19 of the attached Financial Report.

4.                     Balance Sheets for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 20 of the attached Financial Report.

5.                     Cash Flow Statements for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 21 of the attached Financial Report.

6.                     No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

7.                     The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

8.                     A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is provided as Note 26 to the attached Financial Report.

9.                     The consolidated net tangible assets as at the end of the Reporting Period were 4.00 cents per share.

The corresponding figure as at the end of the Previous Period was 3.83 cents per share.

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2008

ASX APPENDIX 4E (cont.)

10.               On 30 June 2006, two of the Company’s now former subsidiaries, Silbase Scientific Services Pty. Ltd. and Simons GeneType Diagnostics Pty. Ltd. ceased operations.  All of the genetic testing operations previously undertaken by these companies were transferred to a third subsidiary, Genetic Technologies Corporation Pty. Ltd., as from that date.

On 15 July 2007, formal advice was received advising that both companies had been deregistered.  As part of this transaction, the shares in Genetic Technologies Corporation Pty. Ltd. that were previously owned by Simons GeneType Diagnostics Pty. Ltd. were transferred to Genetic Technologies Limited.  The shares were transferred at cost.

Subsequent to the end of the Reporting Period, on 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, GTG acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $153,160 in cash.  In other key terms of the acquisition, GTG advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid, and Employment Agreements were executed between GTG and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of the issue, respectively.

11.               During the Reporting Period, the consolidated Group held no interests in any associated entities.  As at the end of the Reporting Period, the Company held a 14.66% (2007: 16.36%) direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”).  GTG does not contribute to the funding of the venture.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to Regis in return for the payment of $100,000 in cash and 500,000 fully paid ordinary shares in Regis.  As part of the sale, the Company will also have returned to it a performance bond which had a face value of $68,917 as at the end of the Reporting Period.  Further, the Company has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture up until the date of sale.  This indemnification will enable the Company, during the year ending 30 June 2009, to reverse a provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet at the end of the Reporting Period.

12.               Apart from the information contained elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.               Not applicable.

14.               Commentary on the financial results

During the Reporting Period, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of approximately $16.0 million, representing a 4.3% increase over the corresponding figures for the 2007 year.  The overall increase of $660,000 was due principally to a 25.6% increase in revenues generated from its genetic testing activities, an 88.2% increase in interest received, offset by a 4.5% fall in revenues from the Company’s licensing program.

During the year, the range of tests offered by the Company continued to expand, particularly in the area of canine testing, and new marketing initiatives were introduced to further promote the Company’s services.  The acquisition by the Company of Frozen Puppies Dot Com Pty. Ltd. in July 2008 (refer point 10. above) should assist the Company to increase its share of this market.

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2008

ASX APPENDIX 4E (cont.)

14.               Commentary on the financial results (cont.)

In January 2008, the Company announced the execution of a three-year forensic DNA testing agreement with the New South Wales Police Force.  Under the agreement, GTG conducts forensic DNA analysis on “volume crime” samples such as break and enter, malicious damage, motor vehicle theft, and theft of items from motor vehicles.  The awarding of the contract follows the successful completion of a trial which the Company undertook for NSW Police in 2006 and is the first time in Australia that a Police Force has entered a long-term arrangement to outsource its forensic DNA testing requirements.  Since then, the Company has received a growing number of samples and believes that its accredited high throughput laboratory has the capacity to expand its forensics business further.

Importantly, for the second consecutive year, the Company generated positive net cash flows from operations during the Reporting Period.  The consolidated cash receipts from operations and interest exceeded $14 million, with net cash inflows from operations being approximately $423,000.  Cash and cash equivalents held by the Company as at 30 June 2008 were approximately $13.4 million, or almost $413,000 less than at the same time last year.

The consolidated loss after tax for the Group of $5.45 million included net non-cash items of approximately $6.49 million, comprising amortisation of patents ($3.54 million), impairment losses ($2.38 million), depreciation of plant and equipment ($1.22 million), net foreign exchange losses ($0.25 million) and share-based payments expense ($0.16 million), partially offset by non-cash revenues generated from the Applera settlement ($1.06 million, comprising equipment credits of $662,000 and reagent credits of $394,000) (refer Note 30 to the Financial Report for further details).

Finally, during the Reporting Period, the Company continued to fund four research and development projects, which have the potential to generate further valuable intellectual property for the Company.  If successful, the commercial prospects for these projects could be substantial and would provide important additional income in the future.

The Directors believe that the encouraging results for the 2008 financial year validate the strategies now being pursued by the Company and provide a sound platform for further growth and expansion of the Company’s core genetic testing operations during the 2009 financial year.  Whilst the Company continues to pursue further licenses to its non-coding technology, the Directors are mindful of the uncertainties of this revenue stream, particularly as the underlying patents have a finite life.

15.               The Financial Report which is attached to this Appendix 4E has been audited by the Company’s auditor, Ernst & Young.

16.               The Directors of the Company confirm that the Auditor’s Report for the year ended 30 June 2008 does not contain any form of qualification.

17.               Not applicable.

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2008

GENETIC TECHNOLOGIES LIMITED

CORPORATE INFORMATION

Directors

Henry Bosch AO (Non-Executive Chairman)

Michael B. Ohanessian (Chief Executive Officer)

Fred Bart (Non-Executive)

David Carruthers (Non-Executive)

John S. Dawkins AO (Non-Executive)

Dr. Mervyn Jacobson (Non-Executive)

Dr. Leanne Rowe AM (Non-Executive)

Company Secretary

Thomas G. Howitt

Registered Office

60-66 Hanover Street,

Fitzroy  Vic.   3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040
Email:	info@gtg.com.au

Share Register		Bankers

Computershare Investor Services Pty. Ltd.		St. George Bank Limited	KeyBank National Association
Level 2, 45 St. George’s Terrace,		530 Collins Street,	1130 Haxton Drive,
Perth W.A. 6000		Melbourne Vic. 3000	Fort Collins CO 80525
Australia		Australia	USA
Telephone:	+61 8 9323 2000
Facsimile:	+61 8 9323 2033
Website:	www.computershare.com.au

Auditor	Stock Exchanges

Ernst & Young	Australian Securities Exchange	NASDAQ Global Market
Chartered Accountants,	Code: GTG	Ticker: GENE
The Ernst & Young Building,	Stock Exchange Centre,	The NASDAQ Stock Market,
Level 23, 8 Exhibition Street,	2 The Esplanade,	One Liberty Plaza, 165 Broadway,
Melbourne Vic. 3000	Perth W.A. 6000	New York NY 10006
Australia	Australia	USA

Company website
www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2008.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2008 financial year and until the date of this Report are stated below.  All Directors were in office for this entire period, with the exception of Mr. Michael Ohanessian who was appointed to the Board and as Chief Executive Officer on 24 September 2007 and Dr. Leanne Rowe AM who was appointed to the Board on 16 April 2008.  Dr. Mervyn Jacobson retired as Chief Executive Officer on 24 September 2007 but remains on the Board as a Non-Executive Director.

Names, qualifications, experience and special responsibilities

Henry Bosch AO, BA (Hons), MA (Non-Executive Chairman)

Mr. Bosch, 77, was appointed to the Board on 24 June 2005 and was appointed Non-Executive Chairman of the Board on 23 November 2005.  He also serves as Chairman of the Company’s Corporate Governance Committee and as a member of its Audit Committee.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator.  He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He has been chairman, or a director, of over thirty companies and other organisations operating in both the government and private sectors.  He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors.  His extensive business career has spanned the aluminium, steel, man-made fibres and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation.  He was made an Officer of the Order of Australia in January 1991.

Michael B. Ohanessian, BEng (Hons), MBA (Chief Executive Officer)

Mr. Ohanessian, 44, was appointed to the Board and as its Chief Executive Officer on 24 September 2007 and also serves as a member of the Company’s Corporate Governance Committee.  Most recently, he served for seven years as Chief Executive Officer of Vision Biosystems, a division of former ASX-listed Vision Systems Limited, where he led a strategic restructure of the Vision Biosystems business, involving the acquisition of a large UK-based reagents operation, and played a key part in successfully transforming it into a world leader in the immunohistochemistry market.  In early 2007, Vision Biosystems was acquired by a competitor in a transaction which established an enterprise value for the business of approximately $700 million.  Prior to his role at Vision Biosystems, Mr. Ohanessian worked for the Boston Consulting Group where, over a period of four years, he gained considerable experience in a variety of industries, finally focussing on biotechnology.  Before that, he worked at Mobil Oil for nine years after completing a Bachelor of Engineering degree with honours at the University of Melbourne.  Mr. Ohanessian also holds an MBA from Melbourne Business School.

Fred Bart, (Non-Executive)

Mr. Bart, 53, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited, both ASX-listed companies, and is a member of the Australian Institute of Company Directors. He was appointed to the Board on 26 October 1996 and also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

David Carruthers, BCom, CA, CFTP (Snr.), MAICD Dip. (Non-Executive)

Mr. Carruthers, 60, was appointed to the Board on 26 February 2007 and serves as Chairman of the Company’s Audit Committee.  He has acted as Chief Financial Officer of BP Finance for the global operations based in London and as the European Regional Chief Executive Officer based in Brussels.  On returning to Australia, he was Managing Director of Treasury Corporation of Victoria and coordinated the management of $29 billion of privatisation proceeds.  More recently, Mr. Carruthers has provided advisory services in financial risk management to clients in the Asia-Pacific region and is currently Head of Corporate Finance, Tristar Corporate Advisors and Chief Financial Officer, Olympus Funds Management.  He also serves as a Non-Executive Director and Audit Committee Chairman for Ceramic Fuel Cells Ltd. and as a Non-Executive Director for India Equities Fund Limited, both ASX-listed companies.

GENETIC TECHNOLOGIES LIMITED

DIRECTORS (cont.)

Names, qualifications, experience and special responsibilities (cont.)

John S. Dawkins AO, Dip Ag, BEc (Non-Executive)

Mr. Dawkins, 61, was appointed to the Board on 24 November 2004 and serves on both the Corporate Governance and Audit Committees.  Mr. Dawkins holds degrees in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party.  Between 1983 and 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  He serves and has served on the Boards of a number of companies including Chairman of Elders Rural Bank and Retail Energy Market Company and on the Boards of ASX-listed companies Integrated Legal Holdings Limited and MGM Wireless Limited.  He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO.  He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

Dr. Mervyn Jacobson, MBBS (Non-Executive)

Dr. Jacobson, 66, is a legally qualified Medical Practitioner.  He has more than 35 years experience in developing new medical technology and in bringing new medical and biomedical goods and services to the market, working with biotechnology enterprises in Australia, UK, Switzerland, USA, Canada, Mexico and China.  In 1989, he co-founded GeneType AG, the research start-up that subsequently led to the formation of Genetic Technologies Limited.  In 2000, he was appointed by the Governor of Colorado to the Governor’s Advisory Council in Biotechnology.  He was also a founding Director of the Colorado Biotechnology Association and XY, Inc., a biotechnology company in Colorado.  In June 2004, Dr. Jacobson was appointed Chief Technology Officer of the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS) in Tianjin, China.  He was appointed to the Company’s Board of Directors in May 2000, and served as its Executive Chairman from August 2000 until November 2005 and as its Chief Executive Officer until September 2007.  He also serves on the Company’s Corporate Governance Committee and is Chairman of its Canadian-listed subsidiary, Gtech International Resources Limited.  Dr. Jacobson is also a member of the Australian Institute of Company Directors.

Dr. Leanne Rowe AM, MD, MB, BS, FRACGP, Dip. RACOG, FAICD (Non-Executive)

Dr. Rowe, 51, was appointed to the Board of Directors on 16 April 2008.  She currently serves as Deputy Chancellor of Monash University, one of Australia’s leading universities, and is an immediate past Chairman of the Royal Australian College of General Practitioners, an organisation representing Australian General Practice with a membership of over 15,000 GPs.  Dr. Rowe also serves on the Boards of various companies including GMHBA Ltd., a Private Health Fund, where she consults on a number of preventive health programs relating to diabetes, heart disease and cancer in regional areas of Australia.  Other board and high level committee positions have included the Victorian Medical Women’s Society and Victorian Health Minister’s Council on Medical Workforce.  Dr. Rowe currently serves as a health consultant working with a number of Melbourne based consultancy companies evaluating national programs and is leading a national initiative on medical workplace violence across all medical organisations.  She is also an Adjunct Associate Professor at the University of Sydney, has previously held a wide range of roles in the field of medical education and has written numerous publications.  In addition to her current roles, Dr. Rowe has extensive past experience across a variety of areas in medicine and surgery, including community medicine, adolescent health, emergency medicine and postnatal care.

Company Secretary

Thomas G. Howitt, BCom, CA, FTIA, ACIS, AICPA (Company Secretary and Chief Financial Officer)

Mr. Howitt, 44, was appointed as the group’s first full-time Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005.  During his 20 year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and several foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and subsequent commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

GENETIC TECHNOLOGIES LIMITED

DIRECTORS (cont.)

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the interests of the Directors in the shares and options of the Company are as follows:

Director	Ordinary shares	Options over ordinary shares

Henry Bosch AO	245,406	—
Michael B. Ohanessian	70,000	3,650,602
Fred Bart (note)	25,918,214	—
David Carruthers	150,000	—
John S. Dawkins AO	—	—
Dr. Mervyn Jacobson (note)	150,931,900	—
Dr. Leanne Rowe AM	—	—

Note:	Mr. Bart also controls 88,500 common shares in Gtech International Resources Limited, a subsidiary of the Company.
Dr. Jacobson also controls 522 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company.

EARNINGS PER SHARE

Basic loss per share (cents per share)	(1.5)
Diluted loss per share (cents per share)	(1.5)

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

Note:	Frozen Puppies Dot Com Pty. Ltd. was acquired on 22 July 2008, i.e. after balance date (refer Note 40) and its results have therefore not been included in the Financial Report as at 30 June 2008.

Nature of operations and principal activities

The principal activities of the entities within the Group during the financial year were:

•                  The provision of genetic testing services;

•                  Licensing of the Company’s intellectual property; and

•                  Research and development in the areas of genetics and related fields.

There have been no significant changes in the nature of these activities during the financial year.

GENETIC TECHNOLOGIES LIMITED

CORPORATE INFORMATION (cont.)

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L.  The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995.  On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company.  GeneType had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met in 1989 and resolved to test the hypothesis that the non-coding or “junk” DNA regions were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, overlooked by the scientific community up until that time.  As a result of the GeneType acquisition, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The considerable ground-breaking research undertaken by GeneType since 1989 now forms an important part of the Company’s significant intellectual property portfolio, including the family of “non-coding” analysis and mapping patents that are the cornerstones of the Company’s licensing business.

The Company has also established a fee-for-service genetic testing business that has since grown to become the largest non-government operation of its type in Australia.  The business performs a wide variety of genetic tests on humans, plants and animals and includes human diagnostics, forensics and animal pedigree tests.

The Company actively supports research and development in the area of genetics and, as at the date of this Report, supports four distinct projects, each of which is described in detail elsewhere in the Financial Report.

Operating results for the year

During the 2008 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of approximately $16.0 million, representing a 4.3% increase over the corresponding figures for the 2007 year.  The overall increase of $660,000 was due principally to a 25.6% increase in revenues generated from its genetic testing activities, an 88.2% increase in interest received, offset by a 4.5% fall in revenues from the Company’s licensing program.

During the year, the range of tests offered by the Company continued to expand, particularly in the area of canine testing, and new marketing initiatives were introduced to further promote the Company’s services.  The acquisition by the Company of Frozen Puppies Dot Com Pty. Ltd. in July 2008 (refer Note 40) should assist the Company to increase its share of this market.

In January 2008, the Company announced the execution of a three-year forensic DNA testing agreement with the New South Wales Police Force.  Under the agreement, GTG conducts forensic DNA analysis on “volume crime” samples such as break and enter, malicious damage, motor vehicle theft, and theft of items from motor vehicles.  The awarding of the contract follows the successful completion of a trial which the Company undertook for NSW Police in 2006 and is the first time in Australia that a Police Force has entered a long-term arrangement to outsource its forensic DNA testing requirements.  Since then, the Company has received a growing number of samples from NSW Police and believes that its accredited high throughput laboratory has the capacity to expand its forensics business further.

Importantly, for the second consecutive year, the Company generated positive net cash flows from operations during the 2008 financial year.  The consolidated cash receipts from operations, other income and interest exceeded $14 million, with net cash inflows from operations of approximately $423,000.  Cash and cash equivalents held by the Group as at 30 June 2008 were approximately $13.4 million, or almost $413,000 less than at the same time last year.

The consolidated loss after tax for the Group of $5.45 million included net non-cash items of approximately $6.49 million, comprising amortisation of patents ($3.54 million), impairment losses ($2.38 million), depreciation of plant and equipment ($1.22 million), net foreign exchange losses ($0.25 million) and share-based payments expense ($0.16 million), partially offset by non-cash revenues generated from the Applera settlement ($1.06 million, comprising equipment credits of $662,000 and reagent credits of $394,000) (refer Note 30 for further details).

Finally, during the 2008 year, the Company continued to fund four research and development projects, which have the potential to generate further valuable intellectual property for the Company.  If successful, the commercial prospects for these projects could be substantial and would provide important additional income in the future.

The Directors believe that the encouraging results for the 2008 financial year validate the strategies now being pursued by the Company and provide a sound platform for further growth and expansion of the Company’s core genetic testing operations during the 2009 financial year.  Whilst the Company continues to pursue further licenses to its non-coding technology, the Directors are mindful of the uncertainties of this revenue stream, particularly as the underlying patents have a finite life.

GENETIC TECHNOLOGIES LIMITED

CORPORATE INFORMATION (cont.)

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 374,644,801 fully paid ordinary shares on issue.  All of these shares were listed on the Australian Securities Exchange, and on the NASDAQ Global Market in the USA via the Company’s American Depositary Receipts.  No new shares were issued by the Company during the financial year ended 30 June 2008, however 12,254,902 shares were issued by the Company on 22 July 2008 as partial consideration for the acquisition of Frozen Puppies Dot Com Pty. Ltd. (refer Note 40).  As at the date of this Report, a total of 13,137,255 ordinary shares were subject to voluntary escrow (refer ASX Additional Information).

Treasury and related policies

During the financial year, the Company introduced a new Cash Management Policy.  The Company follows industry accepted best practice by investing the Company’s cash assets in a range of short-term interest-bearing deposits with appropriately rated financial institutions.

Cash used in operations

During the financial year, the consolidated net cash flows from operations was approximately $423,000.  This result was $2.17 million lower than the operating cash flows from the prior period which revealed net inflows of almost $2.60 million.  Overall, the Group’s consolidated cash assets decreased by approximately $413,000 during the 2008 financial year.

Liquidity and funding

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  During the period from inception up to 30 June 2008, the Company had financed the acquisition of laboratory and other equipment under the Facility with a total cost of $1,966,312.  As at 30 June 2008, the total outstanding liability in respect of this facility was $298,199 (refer Note 32).

As at the date of this Report, the Company had a credit card facility with St. George Bank Limited with a total credit limit of $145,000.  As at 30 June 2008, a total liability in respect of these credit cards of $32,272 was outstanding.

Risk management

The Group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.  The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The oversight of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.  The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.  During the year ended 30 June 2008, the Company expanded its risk management activities with the establishment of a Risk Management Committee which meets on a regular basis and reports its findings back to the Audit Committee.

Employees

The Group employed 60 employees as at 30 June 2008 (2007: 54 employees).

Statement of compliance

The statement provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2009 financial year, the Group will focus on the expansion of its genetic testing business and the continuation of its licensing program, both domestically and in overseas markets.  It will also commit resources to the advancement of its four research programs with a view to generating valuable intellectual property for commercial exploitation.

GENETIC TECHNOLOGIES LIMITED

SHARE OPTIONS

Unissued shares under option

As at both the reporting date and the date of this Report, there were 11,175,602 unissued ordinary shares in the Company under option.  All options were issued at nil cost to the holders.  Refer Note 28 to the attached financial statements for further details regarding the options outstanding.

Shares issued as a result of the exercise of options

During the financial year, no shares were issued as a result of the exercise of any options, nor have any options been exercised since the end of the financial year.  During the 2008 financial year, however, a total of 8,952,500 options that had previously been issued to employees, some of whom have resigned from the Company, lapsed.  Of this number, a total of 2,900,000 options were forfeited, whilst the remaining 6,052,500 options expired.  In addition, 600,000 options which had been issued to a consultant in respect of the Company’s NASDAQ listing also expired (refer Note 28).  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 24 September 2007, Mr. Michael Ohanessian was appointed as Chief Executive Officer of the Company.  Mr. Ohanessian replaced Dr. Mervyn Jacobson who had retired as Chief Executive Officer and was appointed as a Non-Executive Director on that date.

On 16 April 2008, the Company announced the appointment of Dr. Leanne Rowe AM to the Board of Directors as an additional Non-Executive Director.

During the year ended 30 June 2008, the investigation by the Australian Securities and Investments Commission (“ASIC”) regarding certain past trading in the Company’s shares continued.  The Company continues to cooperate fully with ASIC and still believes that, whilst the investigation does not relate to any suspected wrongdoing by the Company itself, it does relate to the activities of certain former Executives of the Company.  As at the date of this Report, the Company is not aware whether any further action will be taken by ASIC in relation to this matter.

During the year ended 30 June 2008, Dr. Mervyn Jacobson acquired a total of 522 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company, representing approximately 4.0% of that company’s total issued capital.

During the year ended 30 June 2008, a total of 9,552,500 options over unissued shares in the Company lapsed.  Of this number, a total of 2,900,000 options were forfeited, whilst the remaining 6,652,500 options expired.  Also during the 2008 financial year, a total of 8,150,602 options were issued to employees of the Company (refer Note 28).

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

SIGNIFICANT EVENTS AFTER BALANCE DATE

On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $153,160 in cash.  In other terms of the acquisition, GTG advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid and Employment Agreements were executed between the Company and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), in return for the payment of $100,000 in cash and 500,000 fully paid ordinary shares in Regis.  As part of the sale, the Company will also have returned to it a performance bond which had a face value of $68,917 as at 30 June 2008 (refer Note 12).  Further, the Company has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification will enable the Company, during the financial year ending 30 June 2009, to fully reverse the provision of $94,987 in respect of such liabilities which has been recorded in the Company’s balance sheet as at 30 June 2008 (refer Note 22).

Apart from these transactions, there have been no other significant events which have occurred after balance date.

GENETIC TECHNOLOGIES LIMITED

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred as such a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.  The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.  The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

REMUNERATION REPORT (AUDITED)

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations.

For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the parent company, and includes the four executives in the parent and the Group, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Company Secretary and Chief Financial Officer, Chief Operating Officer and (former) Chief Scientific Officer.  There are only four Executives within the Group.  During the 2008 financial year, Dr. Mervyn Jacobson retired as the Company’s Chief Executive Officer.  He was replaced by Mr. Michael Ohanessian.

Details of Key Management Personnel

Directors	Executives

Henry Bosch AO (Non-Executive Chairman)	Michael B. Ohanessian (Chief Executive Officer)
Fred Bart (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
David Carruthers (Non-Executive)	Ross Barrow (Chief Operating Officer)
John S. Dawkins AO (Non-Executive)	Dr. Gary Cobon (Chief Scientific Officer)
Dr. Mervyn Jacobson (Non-Executive)
Dr. Leanne Rowe AM (Non-Executive)

Note:	Dr. Jacobson retired as Chief Executive Officer on 24 September 2007 and was appointed as a Non-Executive Director on that date.
Dr. Rowe was appointed as a Non-Executive Director on 16 April 2008.
Mr. Ohanessian was appointed as Chief Executive Officer and as an Executive Director on 24 September 2007.
Mr. Barrow was appointed as Chief Operating Officer on 14 April 2008.
Dr. Gary Cobon resigned as Chief Scientific Officer on 28 March 2008.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the senior management team.  The Committee is chaired by Mr. Henry Bosch AO and has as a member Mr. John Dawkins AO, both of whom are independent directors.  Both Dr. Mervyn Jacobson, the Company’s largest shareholder, and Mr. Michael Ohanessian, the Chief Executive Officer, are not independent.

The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration paid to Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

GENETIC TECHNOLOGIES LIMITED

REMUNERATION REPORT (AUDITED) (cont.)

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives.  To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•                  provide competitive rewards to attract high calibre Executives;

•                  wherever possible, link Executive rewards to shareholder value;

•                  ensure that a portion of an Executive’s remuneration is “at risk”; and

•                  establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is approved by the Corporate Governance Committee.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and senior manager remuneration is separate and distinct.

The Company’s current remuneration policies provide some degree of linkage between an Executive’s performance based remuneration and the overall financial performance of the Company, particularly in the achievement of divisional revenue targets which, in turn, links to overall Company profitability and indirectly to the Company’s share price.  These policies are in the process of being expanded in order to provide stronger linkage between the remuneration of the Company’s Executives and its performance.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The most recent determination was made at the Annual General Meeting held on 21 November 2007, when shareholders approved an aggregate remuneration of $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on a committee of the Board.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration commensurate with their positions and responsibilities within the Group and so as to:

•                  reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;

•                  align the interests of Executives with those of the shareholders; and

•                  ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable Remuneration), and a long-term option component.

GENETIC TECHNOLOGIES LIMITED

REMUNERATION REPORT (AUDITED) (cont.)

Fixed remuneration

Objective

The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis.  The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.  As noted above, the Committee has access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

•                  base salary;

•                  non-monetary benefits which can include motor vehicle allowance, costs associated with novated motor vehicle leases, parking (and associated fringe benefits tax, if applicable); and

•                  superannuation benefits, which includes employer contributions.

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits.  It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall performance of the Group.  Any change to the fixed remuneration of Executives is first approved by the Corporate Governance Committee.

Variable remuneration

Objective

The objective of variable remuneration is to:

•                  align the interests of Executives with those of shareholders;

•                  link Executive rewards to the achievement of strategic goals and performance of the Company; and

•                  ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive (“STI”)

STI is an annual plan that applies to Executives and other employees and is based on Group, division and individual performance during the financial year.  STI ranges vary depending on the position and responsibility of the Executive.  Actual STI payments granted to each Executive depend on the extent to which specific targets set at the beginning of each financial year are met.

Group objectives, and their relative weighting, vary depending on position and responsibility, but in respect of the year ended 30 June 2008 included the achievement of:

•                  earnings before interest, tax, depreciation and amortisation (“EBITDA”) targets;

•                  revenue targets; and

•                  expense performance targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long-term value.

Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

The Corporate Governance Committee continues to develop policies directed at achieving these objectives.  Any such STI payments which may be made are delivered as a cash bonus during the following reporting period.  During the year ended 30 June 2008, STI payments totalling $136,470 were made to Executives and employees of the Company in respect of the 2007 financial year.

GENETIC TECHNOLOGIES LIMITED

REMUNERATION REPORT (AUDITED) (cont.)

Variable remuneration (cont.)

Long Term Incentive (“LTI”)

The objective of the Group’s LTI arrangements is to reward Executives in a manner that aligns remuneration with the creation of shareholder wealth.  As such, LTI grants are only made to Executives who are able to influence the generation of shareholder wealth and thus have an impact on the Group’s long term profitability.  Participation in the Group’s LTI program is subject to the approval of the Corporate Governance Committee.  There are no specific performance hurdles, apart from vesting provisions, in respect of the LTI grants made to Executives.

LTI grants to Executives are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Staff Share Plan.  Selected Executives and other key employees, who contribute significantly to the long term profitability of the Company, are invited to participate in the Staff Share Plan, usually on an annual basis.  The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

In respect of options granted during the year ended 30 June 2008 and subsequent years, the options are granted at no cost, have a five-year life and vest fully at the end of three years from the date on which they are granted.  During the year ended 30 June 2008, share-based payments expense totalling $164,533 was incurred by the Company in respect of the options granted to selected Executives and other key employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been previously exercised.  The prescribed period ranges from one to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement or death.  In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

Employment contracts

The Chief Executive Officer, Mr. Michael Ohanessian, is employed under an employment contract which took effect on 24 September 2007.  The terms and conditions of Mr. Ohanessian’s appointment were disclosed to the Australian Securities Exchange on 20 September 2007 and are:

•

Mr. Ohanessian receives a base salary of $300,000 per annum, a motor vehicle allowance of $30,000 per annum, and statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;

•

Mr. Ohanessian is also entitled to receive an STI equivalent to a maximum of 40% of his base salary if the Company achieves its budgeted EBITDA (earnings before interest, tax, depreciation and amortisation) in any given financial year;

•	Upon joining the Company, Mr. Ohanessian also received a LTI in the form of 3,650,602 options over unissued shares in the Company (refer to the table below for details of the terms of these options);

•

Mr. Ohanessian may resign from his position, and thus terminate the contract, by giving 6 months written notice and the Company may terminate Mr. Ohanessian’s contract by providing 12 months written notice or providing payment in lieu of the notice period; and

•

the Company may terminate Mr. Ohanessian’s contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, Mr. Ohanessian is only entitled to that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to STI and LTI would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel, being Mr. Thomas Howitt, Mr. Ross Barrow and Dr. Gary Cobon (up until the date of resignation), are:

•

the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments, some of which are prescribed and some of which are not;

•	the Executive may resign from his position and thus terminate the contract by giving up to three months written notice;

•	the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and

•	the Company may terminate the contract without notice in the event that serious misconduct has occurred. In this instance, all entitlements to STI and LTI would lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

GENETIC TECHNOLOGIES LIMITED

REMUNERATION REPORT (AUDITED) (cont.)

Remuneration of Key Management Personnel

		Short-term		Post-employment	Long-term	Share-based
	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Name and title of Directors

Henry Bosch AO	2008	126,846	—	—	—	12,921	139,767
Non-Executive Chairman	2007	90,000	—	—	—	74,025	164,025

Fred Bart	2008	42,282	—	3,805	—	—	46,087
Non-Executive Director	2007	30,000	—	2,700	—	—	32,700

David Carruthers	2008	50,000	—	4,500	—	—	54,500
Non-Executive Director	2007	—	—	18,795	—	—	18,795

John S. Dawkins AO	2008	42,282	—	3,805	—	12,921	59,008
Non-Executive Director	2007	30,000	—	2,700	—	74,025	106,725

Dr. Mervyn Jacobson (note)	2008	138,461	—	—	—	—	138,461
Non-Executive Director	2007	300,000	—	—	—	—	300,000

Dr. Leanne Rowe AM (note)	2008	—	—	11,353	—	—	11,353
Non-Executive Director	2007	—	—	—	—	—	—

Robert J. Edge (note)	2008	—	—	—	—	—	—
Non-Executive Director	2007	11,414	—	1,027	—	—	12,441

Prof. Deon J. Venter (note)	2008	—	—	—	—	—	—
Non-Executive Director	2007	17,500	—	399	—	—	17,899

Sub-totals for Directors	2008	399,871	—	23,463	—	25,842	449,176
	2007	478,914	—	25,621	—	148,050	652,585

Executives

Michael B. Ohanessian (note)	2008	232,546	6,706	20,769	356	68,175	328,552
Chief Executive Officer	2007	—	—	—	—	—	—

Thomas G. Howitt (note)	2008	200,000	35,000	21,150	8,284	30,759	295,193
Chief Financial Officer and Company Secretary	2007	190,000	—	17,100	3,881	35,050	246,031

Ross Barrow (note)	2008	54,006	—	4,860	—	—	58,866
Chief Operating Officer	2007	—	—	—	—	—	—

Dr. Gary Cobon (note)	2008	66,047	82,500	74,619	—	—	223,166
Chief Scientific Officer	2007	93,741	—	80,659	877	50,512	225,789

Geoffrey E. Newing (note)	2008	—	—	—	—	—	—
Former Chief Operating Officer	2007	188,333	87,500	16,630	—	—	292,463

Ian N. Christensen (note)	2008	—	—	—	—	—	—
Group General Manager - IP	2007	23,358	—	1,380	—	—	24,738

Sub-totals for Executives	2008	552,599	124,206	121,398	8,640	98,934	905,777
	2007	495,432	87,500	115,769	4,758	85,562	789,021

Total remuneration of	2008	952,470	124,206	144,861	8,640	124,776	1,354,953
Key Management Personnel	2007	974,346	87,500	141,390	4,758	233,612	1,441,606

Note:

The Company and the Group had only four Executives, as defined, during the year ended 30 June 2008.

The column above entitled “Other” of $124,206 (2007: $87,500) comprises termination benefits of $82,500 (2007: $87,500), bonuses of $35,000 (2007: $nil) and motor vehicle allowances of $6,706 (2007: $nil) (refer notes on the following page).

GENETIC TECHNOLOGIES LIMITED

REMUNERATION REPORT (AUDITED) (cont.)

Remuneration of Key Management Personnel (cont.)

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in AASB 124 Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Note:	Dr. Jacobson served as the Company’s Chief Executive Officer from 1 July 2007 to 24 September 2007.
Dr. Rowe was appointed as a Director of the Company on 16 April 2008.
Mr. Edge retired as a Director of the Company on 17 November 2006.
Prof. Venter resigned as a Director of the Company on 23 August 2006.
Mr. Ohanessian was appointed as a Director of the Company and its Chief Executive Officer on 24 September 2007.
Mr. Ohanessian received $6,706 during the year ended 30 June 2008 in respect of a motor vehicle allowance.
Mr. Howitt received an STI payment of $35,000 during the year ended 30 June 2008 in respect of the prior year.
Mr. Barrow was appointed as the Company’s Chief Operating Officer on 14 April 2008.
Dr. Cobon resigned as the Company’s Chief Scientific Officer on 28 March 2008.
Dr. Cobon received $82,500 during the year ended 30 June 2008 in respect of a termination benefit.
Mr. Newing resigned as the Company’s Chief Operating Officer on 1 July 2007.
Mr. Newing received $87,500 during the year ended 30 June 2007 in respect of a termination benefit.
Mr. Christensen resigned as the Company’s Group General Manager - IP on 12 August 2006.

Options granted and vested as part of remuneration during the year ended 30 June 2008

During the year, certain options which had been granted as equity compensation benefits to Executives vested, as disclosed below.  The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

	Number of options		Exercise	Number	Fair value	Final
	Vested	Granted	price	expired	per option	vesting date

Name of Directors

Henry Bosch AO (note)	125,000	—	$0.56	(500,000)	$0.285	N/A
Fred Bart	—	—	$0.56	(500,000)	N/A	N/A
John S. Dawkins AO (note)	125,000	—	$0.56	(500,000)	$0.285	N/A
Dr. Mervyn Jacobson	—	—	$0.56	(2,000,000)	N/A	N/A

Sub-totals for Directors	250,000	—		(3,500,000)

Executives

Michael B. Ohanessian (note)	—	3,650,602	$0.17	—	$0.083	24 Sep. 2010
Thomas G. Howitt	187,500	—	$0.48	—	$0.139	6 Sep. 2008
Thomas G. Howitt	62,500	—	$0.53	—	$0.197	12 Aug. 2009
Thomas G. Howitt (note)	—	1,000,000	$0.22	—	$0.084	23 Oct. 2010
Ross Barrow (note)	—	1,000,000	$0.13	—	$0.045	30 June 2011
Dr. Gary Cobon (note)	187,500	—	$0.46	(750,000)	$0.146	N/A
Dr. Gary Cobon (note)	—	500,000	$0.22	(500,000)	$0.084	N/A

Sub-totals for Executives	437,500	6,150,602		(1,250,000)

Totals	687,500	6,150,602		(4,750,000)

Note:	The options which had been granted to Messrs. Bosch and Dawkins expired on 4 December 2007.
The 3,650,602 options which were granted to Mr. Ohanessian were granted on 24 September 2007. They will expire on 24 September 2012 and will vest fully on 24 September 2010.
The 1,000,000 options which were granted to Mr. Howitt were granted on 23 October 2007. They will expire on 23 October 2012 and will vest fully on 23 October 2010.
The 1,000,000 options which were granted to Mr. Barrow were granted on 30 June 2008. They will expire on 30 June 2013 and will vest fully on 30 June 2010.
The options which had been granted to Dr. Cobon were forfeited on 28 April 2007.

GENETIC TECHNOLOGIES LIMITED

REMUNERATION REPORT (AUDITED) (cont.)

Options granted and vested as part of remuneration during the year ended 30 June 2007

During the year ended 30 June 2007, certain options which had been granted as equity compensation benefits to Directors and Executives vested, as disclosed below.  The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

	Number of options		Exercise	Number	Fair value	Final
	Vested	Granted	price	expired	per option	vesting date

Name of Directors

Henry Bosch AO	250,000	—	$0.56	—	$0.285	23 Nov. 2007
John S. Dawkins AO	250,000	—	$0.56	—	$0.285	23 Nov. 2007
Robert J. Edge (note)	125,000	—	$0.48	(500,000)	$0.311	N/A
Prof. Deon J. Venter (note)	—	—	N/A	(1,000,000)	N/A	N/A

Sub-totals for Directors	625,000	—		(1,500,000)

Executives

Thomas G. Howitt	187,500	—	$0.48	—	$0.139	6 Sep. 2008
Thomas G. Howitt	62,500	—	$0.53	—	$0.197	12 Aug. 2009
Geoffrey E. Newing	187,500	—	$0.53	—	$0.197	12 Aug. 2009
Dr. Gary Cobon	187,500	—	$0.46	—	$0.146	22 June 2010
Ian N. Christensen (note)	—	—	N/A	(300,000)	N/A	N/A

Sub-totals for Executives	625,000	—		(300,000)

Totals	1,250,000	—		(1,800,000)

Note:	The options which had been granted to Mr. Edge were forfeited on 17 May 2007.
The options which had been granted to Prof. Venter were forfeited on 23 September 2007.

Fair values of options

During the year ended 30 June 2008, a total of 8,952,500 options that had previously been issued under the Staff Share Plan to employees, some of whom have since resigned from the Company, lapsed.  Of this number, a total of 2,900,000 options were forfeited, whilst the remaining 6,052,500 options expired.  The lapsed options had no fair value on the date they lapsed as they were “out of the money”.  No options were exercised during the year ended 30 June 2008.  Approximately, 9.4% of the remuneration paid to Key Management Personnel during the year was in the form of options.  Refer Note 36 for details.

The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made during the years ended 30 June 2008 and 2007.

	2008	2007 (note)
Dividend yield	—	—
Expected volatility and historical volatility	75%	N/A
Option exercise prices	$0.17 to $0.22	N/A
Weighted average exercise price	$0.19	N/A
Risk-free interest rate	5.99% - 6.50%	N/A
Expected life of options	3 years - 5 years	N/A

Note:  No options were granted during the year ended 30 June 2007.

The resulting weighted average fair values per option for those options vesting on or after 1 July 2008 are:

Name of Executive	Options	Grant date	Expiry date	Weighted ave. fair value
Michael B. Ohanessian	3,650,602	24 Sept. 2007	24 Sept. 2012	$0.083
Thomas G. Howitt	187,500	6 Sept. 2004	6 Sept. 2010	$0.139
Thomas G. Howitt	125,000	12 Aug. 2005	12 Aug. 2011	$0.197
Thomas G. Howitt	1,000,000	23 Oct. 2007	23 Oct. 2012	$0.084
Ross Barrow	1,000,000	30 June 2008	30 June 2013	$0.045

GENETIC TECHNOLOGIES LIMITED

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including meetings of Committees of Directors) held during the financial year, and the number of such meetings attended by each Director, were as follows:

			Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
	Eligible	Attended	Eligible	Attended	Eligible	Attended
Henry Bosch AO	11	11	9	9	5	5
Michael B. Ohanessian (note)	8	8	—	—	3	3
Fred Bart	11	10	—	—	—	—
David Carruthers	11	11	9	9	—	—
John S. Dawkins AO	11	11	9	6	5	5
Dr. Mervyn Jacobson	11	10	—	—	5	4
Dr. Leanne Rowe AM (note)	2	2	—	—	—	—

Note:	During the year ended 30 June 2008, a total of four Unanimous Consent Resolutions of the Directors were also passed.
Mr. Ohanessian was appointed as a Director of the Company on 24 September 2007.
Dr. Rowe was appointed as a Director of the Company on 16 April 2008.
In accordance with the Charter, the auditor attended three meetings of the Audit Committee at the request of the Committee.

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).

The individuals who served as members of these Committees during the financial year were:

	Audit Committee	Corporate Governance Committee
	Period served	Period served
Henry Bosch AO (note)	1 July 2007 to 30 June 2008	1 July 2007 to 30 June 2008
Michael B. Ohanessian	Not applicable	26 September 2007 to 30 June 2008
Fred Bart	Not applicable	Not applicable
David Carruthers (note)	1 July 2007 to 30 June 2008	Not applicable
John S. Dawkins AO	1 July 2007 to 30 June 2008	1 July 2007 to 30 June 2008
Dr. Mervyn Jacobson	Not applicable	1 July 2007 to 30 June 2008
Dr. Leanne Rowe AM	Not applicable	Not applicable

Note:	Mr. Bosch served as the Chairman of the Corporate Governance Committee for the entire year ended 30 June 2008.
Mr. Carruthers served as the Chairman of the Audit Committee for the entire year ended 30 June 2008.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group ceased active exploration activities in 1999.  As at 30 June 2008, the Group retained a 14.66% (2007: 16.36%) direct equity interest in the North Laverton Joint Venture in Western Australia with Regis Resources Limited (“Regis”).  There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986 and license requirements relating to waste disposal, water and air pollution exist in relation to mining activities undertaken by the joint venture.  The Directors are not aware of any significant breaches of these regulations during the period covered by this Report.  As disclosed in Note 40, however, on 27 August 2008 the Company sold its entire interest in the joint venture to Regis and, as part of this sale, has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the joint venture undertaken up until the date of sale.

GENETIC TECHNOLOGIES LIMITED

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors have received an independence declaration from Ernst & Young, the auditor of Genetic Technologies Limited, as reproduced on page 62 of the Financial Report.

Non-audit services

During the financial year, the auditor of Genetic Technologies Limited, Ernst & Young, provided the Company with certain non-audit services, in addition to its normal audit services.  The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  The nature and scope of each type of non-audit service provided means that audit independence was not compromised.

During the year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries:

	Consolidated
	2008	2007
	$	$
Audit services
Ernst & Young Australia in respect of:
Audit and review of the Financial Report	177,500	410,274

Other audit firms in respect of:
Audit and review of the Financial Reports of subsidiaries	8,241	9,158

Total remuneration in respect of audit services	185,741	419,432

Non-audit services
Ernst & Young Australia in respect of:
Tax advice and compliance services	38,350	55,095

Total remuneration in respect of non-audit services	38,350	55,095

Signed in accordance with a resolution of the Directors.

HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 27 August 2008

GENETIC TECHNOLOGIES LIMITED

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

During the 2008 financial year, the Board of Genetic Technologies Limited made a number of amendments to the Company’s policies and practices to strengthen its corporate governance and to bring it more closely into line with the Recommendations of the ASX Corporate Governance Council.  Following the release by the Council of the second edition of the Corporate Governance Principles and Recommendations on 2 August 2007, the Company’s governance structure has been further reviewed in the light of the new guidance.

In most respects, Genetic Technologies Limited complies with the Recommendations however, in a number of areas, policies and practices are being developed further to bring them more closely into line.  As new policies are produced, or as the existing ones are amended, they will be published on the Company’s website.

As at the date of this Statement, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005.  The most significant policies are published on the Company’s website: www.gtg.com.au

•                  Board Charter, which defines the role of the Board and that of Management;

•                  Audit Committee Charter;

•                  Corporate Governance Committee Charter;

•                  Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                  Code of Conduct, including a Document Retention Policy;

•                  Board Performance Evaluation Policy;

•                  Risk and Compliance Policy;

•                  Continuous Disclosure Policy;

•                  Securities Trading Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

The following statements relate to the second edition of the Principles and Recommendations that were released by the ASX Corporate Governance Council on 2 August 2007.

Principle 1:  Lay solid foundations for management and oversight

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the Group.  The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board Charter and a separate statement of “Matters Reserved for the Board”, both of which been adopted by the Board, meet the definition of “good practice”.  A formal letter of appointment for new directors has been adopted.  The Board protocol is also relevant.

The process for evaluating senior executives is referred to in the Board Charter and developed further in the Corporate Governance Committee Charter.  The performance evaluation relating to the 2008 financial year was completed after the end of the reporting period.  Further information is provided in the Remuneration Report on pages 7 to 13 inclusive of the Financial Report.

Principle 2:  Structure the Board to add value

Since the completion of the 2006 Corporate Governance Statement, the Company has restructured its Board so that it complies with ASX Recommendations 2.1, 2.2 and 2.3.  There is now a majority of Independent Directors on the Board which is chaired by an Independent Chairman.

GENETIC TECHNOLOGIES LIMITED

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 2:  Structure the Board to add value (cont.)

The skills, experience and expertise relevant to the position of director held by each Director in office as at the date of this Statement is included in the Directors’ Report which forms part of the Financial Report.  Directors of Genetic Technologies Limited are considered to be independent when they are independent of Management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

The independence of each Director has been considered by the Board during the reporting period.  In the context of director independence, “materiality” is considered from both the perspective of the Company and individual Directors.  Directors holding more than 5% of the Company’s shares are not considered to be independent.

In accordance with the definition of independence above, and the materiality threshold set, the following Directors of Genetic Technologies Limited are considered to be independent:

Name	Position
Henry Bosch AO	Non-Executive Chairman
David Carruthers	Non-Executive Director
John S. Dawkins AO	Non-Executive Director
Dr. Leanne Rowe AM	Non-Executive Director

There are procedures in place, as agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company’s expense.

The approximate terms in office of each Director in office at the date of this Statement are set out below.  Additional details regarding Board appointments are included on the Company’s website.

Name	Term in office
Henry Bosch AO	3 years, 3 months
Michael B. Ohanessian	10 months
Fred Bart	11 years, 11 months
David Carruthers	1 year, 7 months
John S. Dawkins AO	3 years, 10 months
Dr. Mervyn Jacobson	8 years, 1 month
Dr. Leanne Rowe AM	4 months

The Board Performance Evaluation Policy is included on the Company’s website.  A review, with the assistance of an external consultant, was conducted during the 2006 financial year however, due to several changes in the structure and composition of the Board, no review was conducted during the 2008 financial year.

Corporate Governance Committee

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets at least three times annually to ensure that the Board continues to operate within the established guidelines including selecting candidates for the position of Director.  During the 2006 financial year, the role of the Committee was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role.  The members of the Committee have the right to appoint an independent consultant to attend meetings of the Committee, as appropriate.

As at the date of this Statement, the members of the Corporate Governance Committee were:

Henry Bosch AO (Chairman)

John S. Dawkins AO

Dr. Mervyn Jacobson

Michael B. Ohanessian

Details of Directors’ attendances at meetings of the Corporate Governance Committee are provided on page 14 of the Directors’ Report.

GENETIC TECHNOLOGIES LIMITED

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 3:  Promote ethical and responsible decision making

The Company’s Code of Conduct, Whistleblower Policy and Securities Trading Policy are published on its website.  The Board considers that the Company complies with this Principle.

Principle 4:  Safeguard integrity in financial reporting

The Board has established an Audit Committee which operates under a specific Charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee.  The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the Audit Committee are independent Non-Executive Directors.

As at the date of this Statement, the members of the Audit Committee were:

David Carruthers (Chairman)

Henry Bosch AO

John S. Dawkins AO

Details of Directors’ attendances at meetings of the Audit Committee are provided on page 14 of the Directors’ Report.

Principle 5:  Make timely and balanced disclosure

The Board has adopted and published a Continuous Disclosure Policy which was reviewed during the reporting period.

Principle 6:  Respect the rights of shareholders

The Board has adopted and published a Shareholder Communications Policy and shareholder participation at general meetings of shareholders is encouraged.

Principle 7:  Recognise and manage risk

The Company’s Risk and Compliance Policy covers the controls necessary to manage the identified risks.  During the 2008 financial year, the Company expanded its risk management activities with the establishment of a Risk Management Committee which meets on a regular basis and reports back to the Audit Committee its findings on the effective management of those risks which have been identified.

The Board has received assurances from the CEO and the CFO that the declaration provided by them in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control and that the system is operating in all material respects in relation to the financial reporting risks.

Principle 8:  Remunerate fairly and responsibly

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions.  A full discussion of the Company’s remuneration philosophy and framework and the remuneration received by Directors and Executives during the 2008 financial year is included in the Remuneration Report, which is contained within the Directors’ Report.

The Board has delegated to the Corporate Governance Committee the responsibility for the detailed oversight of remuneration matters.  The Committee, which comprises a majority of Independent Directors, is chaired by an Independent Director.  The Charter of the Committee is published on the Company’s website.

During the 2008 financial year, the Board discontinued the practice of granting options over the Company’s shares to Non-Executive Directors.  Further work was also undertaken to improve the structure of the Company’s incentive system generally.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

INCOME STATEMENTS

For the year ended 30 June 2008

		Consolidated		Genetic Technologies Limited
	Notes	2008	2007	2008	2007
		$	$	$	$

Revenue from operations	4	15,702,336	14,978,819	11,671,628	11,793,729
Other income	5	276,606	340,486	100,000	70,000
Employee benefits expenses	6	(6,568,966)	(5,556,644)	(2,925,098)	(2,422,808)
Amortisation and depreciation expenses	6	(4,755,155)	(4,602,992)	(1,087,310)	(4,432,613)
Impairment losses and other write-downs	6	(2,378,000)	(1,306,960)	(11,420,045)	(4,197,808)
Genetic testing expenses		(1,599,644)	(1,989,098)	—	—
Contract research and trial expenses		(1,267,748)	(1,247,775)	—	(44,775)
Royalties, license fees and commissions paid		(889,520)	(580,122)	(869,536)	(553,967)
Legal and patent fees		(873,854)	(748,605)	(596,202)	(430,238)
Administration expenses		(839,226)	(901,380)	(469,036)	(615,169)
Rent and outgoings		(533,644)	(535,045)	—	—
Net foreign exchange losses		(254,954)	(317,317)	(261,958)	(312,978)
Marketing and promotion expenses		(221,644)	(437,087)	(8,999)	(255,054)
Withholding tax		(94,524)	(264,391)	(94,524)	(264,391)
Finance costs	6	(66,763)	(90,929)	(45,546)	(73,161)
Other expenses	6	(1,086,938)	(1,086,662)	(764,332)	(773,313)

Loss before income tax		(5,451,638)	(4,345,702)	(6,770,958)	(2,512,546)

Income tax expense	7	—	—	(1,344,005)	(1,521,550)

Loss for the year		(5,451,638)	(4,345,702)	(8,114,963)	(4,034,096)

Loss is attributable to:
Equity holders of Genetic Technologies Limited		(5,446,089)	(4,328,543)	(8,114,963)	(4,034,096)
Minority interest	27	(5,549)	(17,159)	—	—

		(5,451,638)	(4,345,702)	(8,114,963)	(4,034,096)

Earnings per share (cents per share)
Basic loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(1.5)	(1.2)
Diluted loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(1.5)	(1.2)

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

BALANCE SHEETS

As at 30 June 2008

		Consolidated		Genetic Technologies Limited
	Notes	2008	2007	2008	2007
		$	$	$	$

ASSETS
Current assets
Cash and cash equivalents	9	12,920,772	13,333,750	11,950,808	12,421,287
Trade and other receivables	10	1,596,738	646,946	398,786	292,292
Prepayments and other assets	11	857,225	543,252	127,455	89,241
Performance bond and deposits	12	519,117	76,898	519,117	76,898

Total current assets		15,893,852	14,600,846	12,996,166	12,879,718

Non-current assets
Deposits	13	—	450,000	—	450,000
Receivables	14	—	—	5,517,825	9,177,574
Prepayments		—	8,698	—	8,698
Available-for-sale investments	15	207,195	233,330	207,195	233,330
Property, plant and equipment	16	1,703,757	1,944,379	313,887	1,492,225
Intangible assets and goodwill	17	6,289,774	12,211,774	317,833	3,345,833
Other assets	18	—	—	451,246	451,246

Total non-current assets		8,200,726	14,848,181	6,807,986	15,158,906

Total assets		24,094,578	29,449,027	19,804,152	28,038,624

LIABILITIES
Current liabilities
Trade and other payables	19	1,786,412	1,563,652	2,297,832	2,191,695
Interest-bearing liabilities	20	111,117	476,989	111,117	476,989
Deferred revenue	21	138,941	321,317	—	216,438
Withholding tax payable		326,361	324,837	326,361	324,837
Provisions	22	684,171	561,968	313,073	268,548

Total current liabilities		3,047,002	3,248,763	3,048,383	3,478,507

Non-current liabilities
Interest-bearing liabilities	23	187,082	46,978	187,082	46,978
Provisions	22	75,421	50,477	11,445	5,467

Total non-current liabilities		262,503	97,455	198,527	52,445

Total liabilities		3,309,505	3,346,218	3,246,910	3,530,952

Net assets		20,785,073	26,102,809	16,557,242	24,507,672

EQUITY
Contributed equity	24	70,243,996	70,243,996	70,243,996	70,243,996
Reserves	25	1,588,804	1,456,895	1,582,037	1,417,504
Accumulated losses	26	(51,189,189)	(45,743,100)	(55,268,791)	(47,153,828)

Parent entity interest		20,643,611	25,957,791	16,557,242	24,507,672

Minority interests	27	141,462	145,018	—	—

Total equity		20,785,073	26,102,809	16,557,242	24,507,672

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

CASH FLOW STATEMENTS

For the year ended 30 June 2008

		Consolidated		Genetic Technologies Limited
	Notes	2008	2007	2008	2007
		$	$	$	$

Cash flows provided by operating activities
Receipts from customers		12,961,170	14,541,621	9,542,211	11,061,195
Payments to suppliers and employees		(13,642,885)	(12,723,248)	(5,025,772)	(3,409,189)
Interest received		919,447	489,824	889,589	457,039
Other income		217,076	379,978	—	70,501
Finance costs		(32,038)	(90,929)	(32,038)	(73,161)

Net cash flows provided by operating activities	9	422,770	2,597,246	5,373,990	8,106,385

Cash flows (used in)/provided by investing activities
Proceeds from the sale of plant and equipment		70,611	—	—	—
Proceeds from the sale of shares		—	332,709	25,391	332,709
Purchases of plant and equipment		(118,010)	(158,699)	(6,835)	(22,239)
Advances to unrelated parties		—	(80,000)	—	(80,000)

Net cash flows (used in)/provided by investing activities		(47,399)	94,010	18,556	230,470

Cash flows used in financing activities
Repayment of hire purchase principal		(528,899)	(502,505)	(528,899)	(502,505)
Advances to subsidiaries		—	—	(5,078,303)	(5,681,480)

Net cash flows used in financing activities		(528,899)	(502,505)	(5,607,202)	(6,183,985)

Net increase/(decrease) in cash and cash equivalents		(153,528)	2,188,751	(214,656)	2,152,870

Cash and cash equivalents at beginning of year		13,783,750	11,885,247	12,871,287	10,953,559

Net foreign exchange difference		(259,450)	(290,248)	(255,823)	(235,142)

Cash and cash equivalents at end of year	9	13,370,772	13,783,750	12,400,808	12,871,287

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

STATEMENTS OF CHANGES IN EQUITY

For the year ended 30 June 2008

	Attributable to Members of Genetic Technologies Limited
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139
Currency translation differences	—	(38,535)	—	(38,535)	(12,999)	(51,534)
Loss for the year	—	—	(4,328,543)	(4,328,543)	(17,159)	(4,345,702)
Total recognised income and expense for the year	—	(38,535)	(4,328,543)	(4,367,078)	(30,158)	(4,397,236)
Share-based payments	—	257,906	—	257,906	—	257,906
At 30 June 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Currency translation differences	—	(32,624)	—	(32,624)	(9,161)	(41,785)
Share of issued capital	—	—	—	—	11,154	11,154
Loss for the year	—	—	(5,446,089)	(5,446,089)	(5,549)	(5,451,638)
Total recognised income and expense for the year	—	(32,624)	(5,446,089)	(5,478,713)	(3,556)	(5,482,269)
Share-based payments	—	164,533	—	164,533	—	164,533
At 30 June 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073

	Attributable to Members of Genetic Technologies Limited
Genetic Technologies Limited	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2006	70,243,996	1,195,632	(43,119,732)	28,319,896	—	28,319,896
Loss for the year	—	—	(4,034,096)	(4,034,096)	—	(4,034,096)
Total recognised income and expense for the year	—	—	(4,034,096)	(4,034,096)	—	(4,034,096)
Share-based payments	—	221,872	—	221,872	—	221,872
At 30 June 2007	70,243,996	1,417,504	(47,153,828)	24,507,672	—	24,507,672
Loss for the year	—	—	(8,114,963)	(8,114,963)	—	(8,114,963)
Total recognised income and expense for the year	—	—	(8,114,963)	(8,114,963)	—	(8,114,963)
Share-based payments	—	164,533	—	164,533	—	164,533
At 30 June 2008	70,243,996	1,582,037	(55,268,791)	16,557,242	—	16,557,242

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2008

1.      CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the Directors dated 27 August 2008.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Global Market under the ticker GENE.  The nature of the Group’s activities and operations during the year ended 30 June 2008 are disclosed in the Directors’ Report.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the measurement of certain available-for-sale investments at fair value.

Significant accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)   New accounting standards and interpretations

In respect of the year ended 30 June 2008, the Group has adopted AASB 7 Financial Instruments; Disclosures, together with all consequential amendments which became applicable on 1 January 2007.  The adoption of this standard has only affected the disclosure in these financial statements.  There has been no affect on profit and loss or the financial position of the Group.

Certain Australian accounting standards and interpretations have been issued or amended that are not mandatory for the 30 June 2008 reporting period.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group and the parent entity is set out below.

•            AASB 123 (Revised) and AASB 2007-6: Borrowing Costs and consequential amendments to other Australian Accounting Standards

AASB 123 (Revised) is applicable to annual reporting periods beginning on or after 1 January 2009.  These amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised.

•            AASB 101 (Revised) and AASB 2007-8: Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

AASB 101 (Revised) and AASB 2007-8 is applicable to annual reporting periods on or after 1 January 2009.  This Standard introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement and recognition of amounts disclosed in the Financial Report.  The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)     New accounting standards and interpretation (cont.)

•                 AASB 2008-1: Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations

AASB 2008-1 is applicable to annual reporting periods beginning on or after 1 January 2009.  The amendments clarify the definition of “vesting conditions”, introducing the term “non-vesting conditions” for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.  The Group has share-based payment arrangements that may be affected by these amendments.  However, the Group has not yet determined the extent of the impact, if any.

•                 AASB 2008-5 and AASB 2008-6: Improvements to IFRSs

AASB 2008-5 and AASB 2008-6 are applicable to annual reporting periods beginning on or after 1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

•                 AASB 3 (Revised): Business Combinations

AASB 3 (Revised) is applicable to annual reporting periods beginning on or after 1 January 2009.  The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into — to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets.  This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired.  The changes apply prospectively.

The Group has entered into a business combination during the financial year ending 30 June 2009 (Note 40).  However, the Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.

•                 AASB 127 (Revised): Consolidated and Separate Financial Statements

AASB 127 (Revised) is applicable to annual reporting periods beginning on or after 1 January 2009.  Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.  If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction.  This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group’s income statement.

•                 AASB 2008-7: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

Amendments to International Financial Reporting Standards is applicable to annual reporting periods ending on or after 1 January 2009.  The main amendments of relevance to Australian entities are those made to IAS 27 deleting the “cost method” and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity’s separate financial statements (i.e., parent company accounts).  The distinction between pre- and post-acquisition profits is no longer required.  However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.  AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.  The application of these amendments will not have any material impact on the Financial Report of the Group and the parent entity.  However, if the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a “carry-over basis” rather than at fair value.

•                 AASB 2008-5 and AASB 2008-6: Australian Accounting Standards arising from the Annual Improvements Project

Amendments to International Financial Reporting Standards is applicable to annual reporting periods ending on or after 1 January 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; and Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

These are the only changes which are expected to be of relevance to the Group.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)     Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(d)              Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s three overseas subsidiaries are as follows:

Gtech International Resources Limited – Canadian dollars (CAD)

GeneType AG – Swiss francs (CHF)

GeneType Corporation – United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(e)              Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale assets) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

The carrying value less impairment provision of trade receivables are assumed to approximate their fair values due to their short-term nature.

(f)      Segment reporting

An operating segment is a component of the Group:

•            that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group);

•            whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•            for which discrete financial information is available.

The Group elected to early adopt AASB 8: Segment Reporting as from 1 July 2006.

(g)             Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured.  The Group does not grant refunds to its customers.  Refer also to Note 2(y).

Rendering of services

Revenues from the rendering of services are recognised when the provision of these services is completed and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company, and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as other income when they become receivable, i.e. when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

(i)                Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to senior executives, consultants and employees.  The cost of these equity-settled transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

No expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k)            Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may be subject to the deduction of local withholding tax.  In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deducted.  Accordingly, the Group recognises a provision in respect of the Directors’ best estimate of the amounts payable.

(l)                Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(m)          Finance costs

Finance costs are recognised as an expense when incurred.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n)             Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)              Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  No impairment charge has been recognised as an expense for the current year.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 38.

(p)              Consumables

Consumables principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Consumable costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(q)              Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance by the Company of certain contractual obligations.

(r)              Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

(s)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment – 3 to 5 years

Computer equipment – 2 to 5 years

Office equipment – 2 to 5 years

Equipment under hire purchase – 3 years

Leasehold improvements – lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)                Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research costs

Costs relating to research activities are expensed as incurred.

(u)             Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and is not larger than an operating segment in accordance with AASB 8 Operating Segments.

(v)               Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case, the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(w)            Trade and other payables

Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)              Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(y)              Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.  Any costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Company and the licencee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates testing laboratories which provide genetic testing services.  The Company recognises revenue from the provision of testing services when the testing services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(z)              Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(aa)        Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option scheme under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 28).

(ab)        Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ac)        Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Any unused sick leave is forfeited and not accumulated at year end.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(ad)        Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

3.                  SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)              Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in Note 34.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(u) and 2(v).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.  These calculations require the use of assumptions which are detailed in Note 17.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  Significant judgement is required in determining the worldwide provision for income and withholding taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

(b)              Significant judgements in applying the entity’s accounting policies

Rehabilitation costs

As disclosed in Notes 31 and 33, the Group held an interest in a mining project as at 30 June 2008.  As at that date, the Group had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the project (refer Note 22).  The amount of the provision was based on calculations provided to the Group by the project manager.  Refer to Note 40 Subsequent Events.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

Consolidated		Genetic Technologies Limited
2008	2007	2008	2007
$	$	$	$

4.                  REVENUE

Revenue from operations
License fees received	9,904,191	8,678,084	9,904,191	8,678,084
Rendering of services	3,918,692	3,119,131	—	—
Royalties and annuities received	921,076	2,658,995	876,996	2,658,995

Total revenue from operations	14,743,959	14,456,210	10,781,187	11,337,079

Other revenue
Interest received	920,299	488,980	890,441	456,195
Rental recovery	31,945	31,945	—	—
Miscellaneous revenue	6,133	1,684	—	455

Total other revenue	958,377	522,609	890,441	456,650

Total revenue	15,702,336	14,978,819	11,671,628	11,793,729

5.                  OTHER INCOME

Grants received and related income	178,998	315,486	—	70,000
Write-back of provision for diminution of loan	80,000	—	80,000	—
Net gain on disposal of plant and equipment	17,608	—	—	—
Management fees received	—	—	20,000	—
Net gain on disposal of business	—	25,000	—	—

Total other income	276,606	340,486	100,000	70,000

6.                  EXPENSES

Amortisation and depreciation expenses
Patents	3,544,000	3,412,482	650,000	3,544,000
Laboratory equipment	670,417	479,079	—	309,772
Equipment under hire purchase	392,573	537,335	392,573	537,335
Computer equipment	113,129	144,778	39,177	37,167
Office equipment	19,750	14,576	5,560	4,339
Leasehold improvements	15,286	14,742	—	—

Total amortisation and depreciation expenses	4,755,155	4,602,992	1,087,310	4,432,613

Employee benefits expenses
Wages and salaries	4,255,535	3,573,292	1,383,287	1,125,743
Consulting fees	863,538	792,759	549,742	524,930
Superannuation	368,978	312,730	125,992	101,405
Directors’ fees	316,260	188,674	310,288	183,657
Staff recruitment, training and amenities	255,964	151,636	175,834	104,474
Payroll tax	213,077	174,401	91,035	69,266
Share-based payments expense	164,533	257,906	164,533	221,872
Termination benefits	82,500	87,500	82,500	87,500
Fringe benefits tax	36,841	—	36,841	—
Workers’ compensation costs	11,740	17,746	5,046	3,961

Total employee benefits expenses	6,568,966	5,556,644	2,925,098	2,422,808

Finance costs
Other finance costs	34,725	24,540	13,508	6,783
Interest paid	32,038	66,389	32,038	66,378

Total finance costs	66,763	90,929	45,546	73,161

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

Consolidated		Genetic Technologies Limited
2008	2007	2008	2007
$	$	$	$

6.                  EXPENSES (cont.)

Impairment losses and other write-downs
Impairment loss on patents	2,378,000	1,150,000	2,378,000	1,150,000
Write-down of loans to subsidiaries	—	—	8,775,000	1,378,450
Write-off of loans to former subsidiaries	—	—	—	1,042,413
Impairment loss on investment in subsidiaries	—	—	267,045	546,945
Write-down of loans to other parties	—	80,000	—	80,000
Write-down of plant and equipment	—	76,960	—	—

Total impairment losses and other write-downs	2,378,000	1,306,960	11,420,045	4,197,808

Other expenses
Operating lease payments	501,239	445,384	—	—
Loss on sale of available-for-sale investments
Proceeds from sale	—	(332,709)	—	(332,709)
Less: carrying value at date of sale	—	366,016	—	366,016

Loss on sale	—	33,307	—	33,307

7.      INCOME TAX

Income tax expense

Current tax	—	—	1,344,005	1,521,550
Deferred tax	—	—	—	—

Aggregate income tax expense	—	—	1,344,005	1,521,550

Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(5,451,638)	(4,345,702)	(6,770,958)	(2,512,546)
Tax at the Australian tax rate of 30% (2007: 30%)	(1,635,491)	(1,303,711)	(2,031,287)	(753,764)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income

Impairment loss on investments in subsidiaries and write-down of intercompany loan balances	—	—	2,712,614	890,342
Share-based payments expense	49,360	77,372	49,360	66,562
Research and development expenses	(300,000)	(206,646)	—	—
Withholding tax expense	28,357	79,317	28,357	79,317
Other non-deductible items	8,704	26,690	5,881	14,226
	(1,849,070)	(1,326,978)	764,925	296,683

Tax effect of adjustments relating to temporary differences

Amortisation, impairment and depreciation expenses	1,894,372	1,622,603	1,026,172	1,661,788
Net movements in provisions	44,145	(202,337)	11,718	(217,978)
Settlement proceeds from Applera Corporation	(317,141)	(342,627)	(317,141)	(342,627)
Other	(5,964)	225,153	(81,840)	99,498
Tax losses now utilised	—	—	(59,829)	—
Tax losses not recognised	233,658	24,186	—	24,186

Income tax expense	—	—	1,344,005	1,521,550

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

Consolidated		Genetic Technologies Limited
2008	2007	2008	2007
$	$	$	$

7.      INCOME TAX (cont.)

Deferred tax assets
Withholding tax	326,361	324,837	326,361	324,837
Deferred revenue	41,682	96,395	—	64,931
Applera settlement	1,537,010	1,910,790	1,537,010	1,910,790
Intangible assets	—	—	1,473,068	617,698
Doubtful debts	—	24,000	—	24,000
Amortisation of hire purchase assets	392,573	537,335	392,573	537,335
Provisions	227,878	183,733	93,922	82,204
Other	—	34,567	—	34,567

Total deferred tax assets	2,525,504	3,111,657	3,822,934	3,596,362

Set-off of deferred tax liabilities pursuant to set-off provisions (refer below)	(223,898)	(1,947,198)	—	—

Deferred tax assets not brought to account	(2,301,606)	(1,164,459)	(3,822,934)	(3,596,362)

Total net deferred tax assets	—	—	—	—

Deferred tax liabilities
Intangible assets	(223,898)	(1,947,198)	—	—

Total deferred tax liabilities	(223,898)	(1,947,198)	—	—

Tax losses
Unused tax losses for which no deferred tax asset has been recognised	19,479,430	19,245,772	18,460,517	17,542,857

Deferred tax asset @ 30%	5,843,829	5,773,732	5,538,155	5,262,857

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.  During the year ended 30 June 2008, Genetic Technologies Limited has assumed $1,344,005 of losses from members of the tax consolidated group.  Payment for these amounts has been settled through the intercompany account in accordance with the Tax Funding Agreement.

As at 30 June 2008, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2007: $nil).

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

8.                  LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2008	2007
	$	$
Loss for the year	(5,451,638)	(4,345,702)
Loss attributable to minority interests	5,549	17,159

Loss used in calculating loss per share	(5,446,089)	(4,328,543)

Weighted average number of ordinary shares used in calculating loss per share	362,389,899	362,389,899

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.  None of the 11,175,602 options over ordinary shares are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

Consolidated		Genetic Technologies Limited
2008	2007	2008	2007
$	$	$	$

9.                  CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents
Cash at bank and on hand	5,490,846	11,303,764	4,520,882	10,391,337
Short-term deposits	7,429,926	2,029,986	7,429,926	2,029,950

Current cash and cash equivalents	12,920,772	13,333,750	11,950,808	12,421,287
Current and non-current cash deposits (refer note)	450,000	450,000	450,000	450,000

Total cash and cash equivalents	13,370,772	13,783,750	12,400,808	12,871,287

Note:   As at 30 June 2008 and 2007, cash amounting to $450,000 was held on deposit as security for a bank guarantee (refer Notes 12 and 13).

Reconciliation of operating loss
Reconciliation of operating loss after income tax to net cash flows used in or provided by operating activities is as follows:

Operating loss after income tax	(5,451,638)	(4,345,702)	(8,114,963)	(4,034,096)

Adjust for non-cash items
Amortisation and depreciation expenses	4,755,155	4,602,992	1,087,310	4,432,613
Share-based payments expense	164,533	257,906	164,533	221,872
Impairment losses and other write-downs	2,378,000	1,306,960	11,420,045	4,197,808
Losses assumed from tax consolidated group	—	—	1,344,005	1,521,550
Net draw-downs under Applera settlement (Note 30)	(602,395)	(747,533)	(602,395)	(747,533)
Net foreign exchange losses	254,954	317,497	261,958	312,977
Profit / (loss) on sale of assets	(17,608)	33,307	—	33,307

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(948,940)	753,678	(105,642)	704,722
(Increase)/decrease in accrued interest	(852)	844	(852)	844
(Increase)/decrease in prepayments	(43,608)	78,641	(29,516)	103,473
(Increase)/decrease in consumables	(261,667)	—	—	—
(Increase)/decrease in other financial assets	7,781	9,065	7,781	9,065

Increase/(decrease) in trade and other payables	421,704	(22,514)	298,611	1,167,325
Increase/(decrease) in accrued expenses	(198,944)	175,788	(192,474)	163,154
Increase/(decrease) in deferred revenue	(182,376)	287,638	(216,438)	182,759
Increase/(decrease) in withholding tax payable	1,524	(275,629)	1,524	(275,629)
Increase/(decrease) in provisions	147,147	164,308	50,503	112,174

Net cash flows provided by operating activities	422,770	2,597,246	5,373,990	8,106,385

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

9. CASH AND CASH EQUIVALENTS (cont.)

Financing facilities available
As at 30 June 2008, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000	2,500,000
Credit cards	145,000	110,000	145,000	110,000

Facilities used as at reporting date
Hire purchase facility (Note 32)	(298,199)	(523,967)	(298,199)	(523,967)
Credit cards	(32,272)	(19,797)	(32,272)	(19,797)

Facilities unused as at reporting date
Hire purchase facility	2,201,801	1,976,033	2,201,801	1,976,033
Credit cards	112,728	90,203	112,728	90,203

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $333,444 (2007: $40,330) by means of a hire purchase agreement (refer Note 32).

10.           TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	1,595,438	646,498	397,486	291,844
Accrued interest	1,300	448	1,300	448
Total current trade and other receivables	1,596,738	646,946	398,786	292,292

Note:

Trade receivables for both the Group and Genetic Technologies Limited include amounts due in European Euros of EUR 100,000 (2007: EUR 100,000) and US dollars of USD 68,100 (2007: USD 66,348).

Refer Note 38 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

11.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	595,558	543,252	127,455	89,241
Consumables at the lower of cost and net realisable value	261,667	—	—	—
Total current prepayments and other assets	857,225	543,252	127,455	89,241

Note:	As at 30 June 2007, no consumables were recognised as consumables for the Group.

12.           PERFORMANCE BOND AND DEPOSITS (CURRENT)

Deposit for bank guarantee (note)	450,000	—	450,000	—
Performance bond	68,917	76,898	68,917	76,898
Other deposits	200	—	200	—
Total current performance bond and deposits	519,117	76,898	519,117	76,898

Note:

As at 30 June 2008, cash amounting to $450,000 was held on deposit as security for a bank guarantee of less than 12 month’s duration.

Refer Note 38 for details pertaining to the performance bond and other deposits.

13.           DEPOSITS (NON-CURRENT)

Deposit for bank guarantee (note)	—	450,000	—	450,000
Total non-current deposits	—	450,000	—	450,000

Note:	As at 30 June 2007, cash amounting to $450,000 was held on deposit as security for a bank guarantee of more than 12 month’s duration.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

14. RECEIVABLES (NON-CURRENT)

Loans to other parties
Loans to unrelated parties	—	80,000	—	80,000
Less: provision for impairment	—	(80,000)	—	(80,000)
Net loans to unrelated parties	—	—	—	—

Loans to subsidiaries
Loans to wholly-owned subsidiaries	—	—	26,771,275	21,656,024
Less: provision for impairment	—	—	(21,253,450)	(12,478,450)
Net loans to wholly-owned subsidiaries	—	—	5,517,825	9,177,574
Total net non-current receivables (Notes 37 and 38)	—	—	5,517,825	9,177,574

Reconciliation of provision for impairment
Balance at the beginning of the financial year	(80,000)	—	(12,478,450)	(11,100,000)
Add: reversal / (charge) during the year	80,000	(80,000)	(8,775,000)	(1,378,450)
Balance at the end of the financial year	—	(80,000)	(21,253,450)	(12,478,450)

Note:

Refer Note 38 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

15.           AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Unlisted shares, at fair value	207,195	233,330	207,195	233,330
Total non-current available-for-sale investments	207,195	233,330	207,195	233,330

16.           PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	3,853,103	3,807,360	—	1,388,697
Less: accumulated depreciation	(2,630,340)	(2,558,113)	—	(363,092)
Net laboratory equipment	1,222,763	1,249,247	—	1,025,605
Computer equipment, at cost	726,020	691,950	132,552	128,952
Less: accumulated depreciation	(631,150)	(518,674)	(117,991)	(78,814)
Net computer equipment	94,870	173,276	14,561	50,138
Office equipment, at cost	162,912	148,775	22,554	19,317
Less: accumulated depreciation	(111,865)	(92,115)	(13,800)	(8,240)
Net office equipment	51,047	56,660	8,754	11,077
Equipment under hire purchase, at cost	1,895,669	1,632,868	1,895,669	1,632,868
Less: accumulated depreciation	(1,605,097)	(1,227,463)	(1,605,097)	(1,227,463)
Net equipment under hire purchase	290,572	405,405	290,572	405,405
Leasehold improvements, at cost	92,209	92,209	—	—
Less: accumulated depreciation	(47,704)	(32,418)	—	—
Net leasehold improvements	44,505	59,791	—	—
Total net property, plant and equipment	1,703,757	1,944,379	313,887	1,492,225

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

16. PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of property, plant and equipment
Opening gross carrying amount	5,897,162	5,427,100	3,169,834	2,360,232
Add: additions purchased during the year	1,023,536	946,062	309,968	809,602
Less: disposals made during the year	(190,785)	(476,000)	(1,429,027)	—
Closing gross carrying amount	6,729,913	5,897,162	2,050,775	3,169,834
Opening accumulated depreciation	(3,952,783)	(3,161,313)	(1,677,609)	(788,996)
Add: depreciation expense charged	(1,211,155)	(1,190,510)	(437,310)	(888,613)
Less: disposals made during the year	137,782	399,040	378,031	—
Closing accumulated depreciation	(5,026,156)	(3,952,783)	(1,736,888)	(1,677,609)
Total net property, plant and equipment	1,703,757	1,944,379	313,887	1,492,225

Reconciliation of movements in property, plant and equipment by asset category

	Opening				Closing
	net carrying	Additions	Net disposals	Depreciation	net carrying
Asset category	amount	during year	during year	expense	amount
	$	$	$	$	$
Consolidated
Laboratory equipment	1,249,247	667,986	(24,053)	(670,417)	1,222,763
Computer equipment	173,276	38,282	(3,559)	(113,129)	94,870
Office equipment	56,660	14,137	—	(19,750)	51,047
Equipment under hire purchase	405,405	303,131	(25,391)	(392,573)	290,572
Leasehold improvements	59,791	—	—	(15,286)	44,505
Totals	1,944,379	1,023,536	(53,003)	(1,211,155)	1,703,757
Genetic Technologies Limited
Laboratory equipment	1,025,605	—	(1,025,605)	—	—
Computer equipment	50,138	3,600	—	(39,177)	14,561
Office equipment	11,077	3,237	—	(5,560)	8,754
Equipment under hire purchase	405,405	303,131	(25,391)	(392,573)	290,572
Totals	1,492,225	309,968	(1,050,996)	(437,310)	313,887

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

17. INTANGIBLE ASSETS AND GOODWILL

Patents (refer notes below)
Patents, at cost	36,059,673	35,929,621	20,978,600	20,978,600
Less: accumulated amortisation and impairment losses	(30,085,287)	(24,033,235)	(20,660,767)	(17,632,767)
Net patents	5,974,386	11,896,386	317,833	3,345,833
Goodwill (refer notes below)
Goodwill, at cost	315,388	315,388	—	—
Total net intangible assets and goodwill	6,289,774	12,211,774	317,833	3,345,833

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

17. INTANGIBLE ASSETS AND GOODWILL (cont.)

Reconciliation of patents
Opening gross carrying amount	35,929,621	36,223,593	20,978,600	20,978,600
Adjust for exchange rate movements	130,052	(293,972)	—	—
Closing gross carrying amount	36,059,673	35,929,621	20,978,600	20,978,600
Closing accumulated amortisation and impairment losses	(24,033,235)	(19,764,725)	(17,632,767)	(12,938,767)
Add: amortisation expense charged	(3,544,000)	(3,412,482)	(650,000)	(3,544,000)
Less: impairment loss (refer notes below)	(2,378,000)	(1,150,000)	(2,378,000)	(1,150,000)
Adjust for exchange rate movements	(130,052)	293,972	—	—
Closing accumulated amortisation and impairment losses	(30,085,287)	(24,033,235)	(20,660,767)	(17,632,767)
Total net patents	5,974,386	11,896,386	317,833	3,345,833

Reconciliation of goodwill
Opening gross carrying amount	315,388	315,388	—	—
Less: write-off of goodwill	—	—	—	—
Total net goodwill	315,388	315,388	—	—

Impairment notes

Business combination

The patents and goodwill were purchased as part of various business combinations completed in previous years.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGUs) on the basis of the appropriate operating segment.  The Group’s goodwill has been allocated to the testing operating segment to which it relates and is carried at cost.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  In testing goodwill for impairment, the recoverable amount of a CGU is determined based on value-in-use calculations which use cash flow projections and are based on financial budgets approved by the Board.  In performing the value-in-use calculations, the Directors have assumed that the testing business will begin to generate an operating profit in the next 2 to 3 years based on projected revenue growth.  Should this time period be extended beyond 3 years, there is a possibility that the value-in-use may fall below the carrying value of the goodwill.

Based on Management forecasts, the cashflow projections assume testing revenues of $6.7 million for the year ending 30 June 2009.  As a key assumption, constant revenue growth of 18% is assumed beyond 2009 based on the historical five-year average growth rate applicable to the testing business.

Expenses are assumed to be relatively constant over time given that significant capacity is available with the existing laboratory equipment and that the testing business is relatively capital-intensive.  Management has assessed the future cashflows using discount rates ranging between 10% and 25% which result in the recoverable amount exceeding the carrying value of goodwill which is carried at cost.

Impairment of patents

The impairment loss for 2008 arose in respect of patents held within the research operating segment and resulted from a lack of progress with the research related to the commercialisation of certain applications of the technology covered by these patents.

Following a detailed scientific review of the work that had been undertaken in respect of one of the applications of the underlying technology, it was decided during the 2008 financial year to terminate the program.  In addition, whilst work continues in respect of the use of the technology in relation to other related areas, the lack of progress made as at balance date gave rise to an impairment charge of $2,378,000 during the year ended 30 June 2008 (refer Note 6).

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

17.   INTANGIBLE ASSETS AND GOODWILL (cont.)

Impairment of patents (cont.)

Given that the Company’s previous attempts to commercialise the technology associated with the patents have, so far, not delivered the anticipated revenues due to the factors mentioned previously, the Company believes that it is appropriate to base its assessment of the carrying value of the underlying patents as at 30 June 2008 around a further product based on the technology which has already been successfully completed and from the sale of which revenues have already been generated.  Accordingly, the carrying value of the underlying patents as at 30 June 2008 has been based on the anticipated net cash flows that the Company believes will be generated from the future sales of this product.

The cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the first year in which the respective patents will expire, using the Company’s estimated weighted average cost of capital and conservative projections of anticipated sales volumes over the next 4 years.  Further, given the competitive advantage afforded to the Company in respect of this product, a termination value has also been included to reflect that sales of the product are expected to continue beyond the date of the patent expiry.  The forecasts and associated recoverable amount has been determined by Management taking into account the sales that have been generated to date and the considerable interest arising from pre-launch market analysis.

With regards to the assessment of the value-in-use of the patents in the research operating segment, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the patents to materially exceed their recoverable amount.

No other class of asset was impaired following from this exercise.  Further, no change in the useful economic life of these patents was noted.  The remaining amortisation period of the patents carried forward is between 2 to 4 years.

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$
18. OTHER ASSETS (NON-CURRENT)

Investments in subsidiaries
Unlisted shares, at cost	—	—	1,799,746	1,532,701
Less: provision for impairment	—	—	(1,773,035)	(1,505,990)
Net unlisted shares	—	—	26,711	26,711
Investment in listed subsidiary, at cost	—	—	424,535	424,535
Total investments in subsidiaries (Note 37)	—	—	451,246	451,246
Total non-current other assets	—	—	451,246	451,246

Note:  During the year, an impairment loss was raised in respect of the additional interest in a non-wholly-owned subsidiary (refer Note 37).

19.   TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	1,292,009	852,561	289,841	570,932
Other payables	228,464	246,208	107,896	33,736
Accrued expenses	265,939	464,883	259,775	452,249
Loans from wholly-owned subsidiaries (Note 38)	—	—	1,640,320	1,134,778

Total current trade and other payables	1,786,412	1,563,652	2,297,832	2,191,695

Note:  Trade payables and other payables for the Group include amounts due in US dollars of USD 134,166 (2007: USD 326,978), European euros of EUR 22,531 (2007: EUR nil), Canadian dollars of CAD 5,211 (2007: CAD 5,438) and Swiss francs of CHF 2,870 (2007: CHF 4,030).

Trade payables and other payables for Genetic Technologies Limited include amounts due in US dollars of USD 100,804 (2007: USD 326,978) and European euros of EUR 22,531 (2007: EUR nil).

Refer Note 38 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$
20. INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 32 and 38)	111,117	476,989	111,117	476,989
Total current interest-bearing liabilities	111,117	476,989	111,117	476,989

Note:  The carrying values of the hire purchase liabilities approximate their fair values.  During the current year and prior years, there were no defaults or breaches of any of the hire purchase agreements.

21.   DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	138,941	104,879	—	—
Annuities received in advance	—	216,438	—	216,438
Total current deferred revenue	138,941	321,317	—	216,438

22.   PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	368,492	294,419	122,757	103,960
Long service leave	220,692	189,051	95,329	86,090
Rehabilitation costs	94,987	78,498	94,987	78,498
Total current provisions	684,171	561,968	313,073	268,548

Non-current provisions
Long service leave	75,421	50,477	11,445	5,467
Total non-current provisions	75,421	50,477	11,445	5,467
Total provisions	759,592	612,445	324,518	274,015

Reconciliation of annual leave provision
Balance at the beginning of the financial year	294,419	244,010	103,960	76,142
Add: obligation accrued during the year	272,763	248,391	64,932	74,567
Less: utilised during the year	(198,690)	(197,982)	(46,135)	(46,749)
Balance at the end of the financial year	368,492	294,419	122,757	103,960

Reconciliation of long service leave provision
Balance at the beginning of the financial year	239,528	204,127	91,557	85,699
Add: obligation accrued during the year	56,585	35,401	15,217	5,858
Less: utilised during the year	—	—	—	—
Balance at the end of the financial year	296,113	239,528	106,774	91,557

Reconciliation of provision for rehabilitation costs
Balance at the beginning of the financial year	78,498	—	78,498	—
Add: costs accrued during the year (Note 31)	16,489	78,498	16,489	78,498
Balance at the end of the financial year	94,987	78,498	94,987	78,498

23.   INTEREST-BEARING LIABILITIES (NON-CURRENT)

Hire purchase liability (Notes 32 and 38)	187,082	46,978	187,082	46,978
Total non-current interest-bearing liabilities	187,082	46,978	187,082	46,978

Note:   The carrying values of the hire purchase liabilities approximate their fair values.  During the current year and prior years, there were no defaults or breaches of any of the hire purchase agreements.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

24. CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	70,243,996	70,243,996	70,243,996	70,243,996
Total contributed equity	70,243,996	70,243,996	70,243,996	70,243,996

	2008		2007
	Shares	$	Shares	$
Movements in shares on issue
Balance at the beginning of the financial year	362,389,899	70,243,996	362,389,899	70,243,996
Add: shares issued during the year	—	—	—	—
Balance at the end of the financial year	362,389,899	70,243,996	362,389,899	70,243,996

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.  Effective 1 July 1998, the Corporations legislation abolished the concepts of authorised capital and par value shares.  Accordingly, the Company does not have authorised capital nor par value in respect of its issued capital.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to maintain optimal returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.  The Group is not subject to any externally imposed capital requirements.

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

25. RESERVES

Foreign currency translation	(47,930)	(15,306)	—	—
Share-based payments	1,636,734	1,472,201	1,582,037	1,417,504
Total reserves	1,588,804	1,456,895	1,582,037	1,417,504

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(15,306)	23,229	—	—
Add: net currency translation loss	(32,624)	(38,535)	—	—
Balance at the end of the financial year	(47,930)	(15,306)	—	—

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,472,201	1,214,295	1,417,504	1,195,632
Add: share-based payments	164,533	257,906	164,533	221,872
Balance at the end of the financial year	1,636,734	1,472,201	1,582,037	1,417,504

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

26. ACCUMULATED LOSSES

Balance at the beginning of the financial year	(45,743,100)	(41,414,557)	(47,153,828)	(43,119,732)
Add: net loss attributable to members of Genetic Technologies Limited	(5,446,089)	(4,328,543)	(8,114,963)	(4,034,096)
Balance at the end of the financial year	(51,189,189)	(45,743,100)	(55,268,791)	(47,153,828)

27.   MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries
Balance at the beginning of the financial year	145,018	175,176
Add: movements during the year
Less: share of operating losses	(5,549)	(17,159)
Less: share of movement in reserves	(9,161)	(12,999)
Net loss attributable to minority interests	(14,710)	(30,158)
Add: share of issued capital	11,154	—
Balance at the end of the financial year	141,462	145,018

28.   OPTIONS

Options summary

As at 30 June 2008, the following options over ordinary shares in the Company were outstanding.

	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price
Staff Share Plan options	11,175,602	$0.27	11,977,500	$0.52
Other options	—	—	600,000	$0.70
Total number of options outstanding	11,175,602	$0.27	12,577,500	$0.53

The movements in the number of options in each respective class are detailed below.

Unlisted Staff Share Plan options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grant options over the ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are typically granted for a term of 6 years and have various vesting periods.  The options are not transferable and are not quoted on the Australian Securities Exchange.  The options lapse at the earlier of employment termination or six years.  As at 30 June 2008, there were 3 executives, 1 consultant and 27 employees who held options that had been granted under the Plan.  Options granted under the Plan carry no rights to dividends and no voting rights.  The movements in the numbers of Staff Share Plan options are as follows:

	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price
Balance at the beginning of the financial year	11,977,500	$0.52	14,677,500	$0.52
Add: options granted during the year	8,150,602	$0.19	—	—
Less: options forfeited during the year	(2,900,000)	$0.41	(1,175,000)	$0.37
Less: options expired during the year	(6,052,500)	$0.57	(1,525,000)	$0.39
Balance at the end of the financial year	11,175,602	$0.27	11,977,500	$0.52
Exercisable at the end of the financial year	2,837,500	$0.46	8,577,500	$0.54

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

28.   OPTIONS (cont.)

Unlisted Staff Share Plan options (cont.)

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended 30 June 2008 (2007: $nil).  The numbers of Staff Share Plan options outstanding as at 30 June 2008 by ASX code, including the respective dates of expiry and exercise prices, are tabled below.  Refer Note 34 for further information.  The options listed below are not listed on ASX.

Option description	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price

GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring 12 August 2011)	700,000	$0.43	850,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	1,000,000	$0.53
GTGAF (expiring 23 November 2011)	—	—	1,000,000	$0.56
GTGAG (expiring 1 February 2012)	—	—	750,000	$0.46
GTGAH (expiring 31 May 2012)	450,000	$0.40	700,000	$0.40
GTGAI (expiring 30 June 2013)	1,000,000	$0.13	—	—
GTGAI (expiring 30 November 2007)	—	—	1,750,000	$0.56
GTGAK (expiring 11 June 2009)	200,000	$0.45	200,000	$0.45
GTGAM (expiring 30 November 2007)	—	—	2,500,000	$0.61
GTGAO (expiring 30 November 2007)	—	—	802,500	$0.49
GTGAQ (expiring 20 May 2009)	700,000	$0.44	700,000	$0.44
GTGAS (expiring 20 May 2009)	175,000	$0.38	175,000	$0.38
GTGAU (expiring 17 January 2012)	—	—	200,000	$0.45
GTGAW (expiring 24 September 2012)	3,650,602	$0.17	—	—
GTGAY (expiring 23 October 2012)	2,800,000	$0.22	—	—
GTGAZ (expiring 27 February 2010)	200,000	$0.56	200,000	$0.56
GTGAZ (expiring 27 February 2010)	300,000	$0.49	400,000	$0.49
Balance at the end of the financial year	11,175,602	$0.27	11,977,500	$0.52

Details of the options issued under the Staff Share Plan that are outstanding as at 30 June 2008 are as follows:

Option description	Vesting details

GTGAA (expiring 6 September 2010)	Vesting fully on 6 September 2008
GTGAD (expiring 12 August 2011)	Vesting fully on 12 August 2009
GTGAE (expiring 12 August 2011)	Vesting fully on 12 August 2009
GTGAH (expiring 31 May 2012)	Vesting fully on 31 May 2010
GTGAI (expiring 30 June 2013)	Vesting fully on 30 June 2011
GTGAK (expiring 11 June 2009)	Options are fully vested as at 30 June 2008
GTGAQ (expiring 20 May 2009)	Options are fully vested as at 30 June 2008
GTGAS (expiring 20 May 2009)	Options are fully vested as at 30 June 2008
GTGAW (expiring 24 September 2012)	Vesting fully on 24 September 2010
GTGAY (expiring 23 October 2012)	Vesting fully on 23 October 2010
GTGAZ (expiring 27 February 2010)	Options are fully vested as at 30 June 2008

Unlisted Other options

On 2 August 2001, the Company announced that it had entered into an agreement with GTH Capital (now GMCG, LLC, “GMCG”) of New York, USA to pursue the listing of its Level II American Depositary Receipts on the NASDAQ stock exchange.  Under the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.70 to GMCG within three years.  During the 2005 financial year, GMCG was entitled to receive 600,000 of the options which were subsequently granted on 27 October 2004.  On 7 September 2007, the options expired.  The movements in the numbers of these options are as follows:

	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price
Balance at the beginning of the financial year	600,000	$0.70	600,000	$0.70
Less: options that expired during the year	(600,000)	$0.70	—	—
Balance at the end of the financial year	—	—	600,000	$0.70

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

29.   SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

Identification of reportable segments

Business segments

Licensing – involves the out-licensing of the Group’s “non-coding” technology.

Testing – involves the provision of a range of genetic testing services.

Research – involves the undertaking of a range of research and development projects in the field of genetics and related areas.

Corporate – involves the management of the Group’s corporate activities.

Business segments

		Revenues and income						Amortisation
Segment		Sales	Other	Totals	Result	Assets	Liabilities	/depreciation
		$	$	$	$	$	$	$
Licensing	2008	10,825,267	—	10,825,267	6,000,724	2,447,788	(229,445)	(2,900,722)
	2007	11,337,079	—	11,337,079	7,229,326	8,846,395	(1,194,853)	(2,770,911)
Testing	2008	3,918,692	17,608	3,936,300	(2,251,040)	2,892,870	(1,186,880)	(1,019,958)
	2007	3,119,131	25,000	3,144,131	(3,323,326)	2,246,571	(964,401)	(946,689)
Research	2008	—	210,943	210,943	(6,000,122)	4,817,373	(740,256)	(761,593)
	2007	—	347,431	347,431	(3,483,985)	4,012,800	(268,185)	(813,760)
Corporate	2008	—	1,006,432	1,006,432	(3,201,200)	13,936,547	(1,152,924)	(72,882)
(note)	2007	—	490,664	490,664	(4,767,717)	14,343,261	(918,779)	(71,632)
Totals	2008	14,743,959	1,234,983	15,978,942	(5,451,638)	24,094,578	(3,309,505)	(4,755,155)
	2007	14,456,210	863,095	15,319,305	(4,345,702)	29,449,027	(3,346,218)	(4,602,992)

		Impairment	Purchases of	Net cash flows (used in) / provided by
Segment		losses/ write downs	equipment	operating activities	investing activities	financing activities
		$	$	$	$	$
Licensing	2008	—	6,030	7,641,118	(6,030)	—
	2007	—	294	9,633,894	(801)	—
Testing	2008	—	962,904	(1,778,767)	(21,996)	(385,350)
	2007	(76,960)	864,938	(671,312)	(81,853)	(357,275)
Research	2008	(2,378,000)	5,675	(2,679,753)	(5,675)	(106,169)
	2007	(1,150,000)	57,030	(3,407,060)	(20,759)	(128,468)
Corporate	2008	—	48,978	(2,759,828)	(13,698)	(37,380)
	2007	(80,000)	23,800	(2,958,276)	197,423	(16,762)
Totals	2008	(2,378,000)	1,023,587	422,770	(47,399)	(528,899)
	2007	(1,306,960)	946,062	2,597,246	94,010	(502,505)

Note:  Other revenue - corporate includes interest received of $920,299 (2007: $488,980) (refer Note 4).

There were no intersegment sales.

Geographic information

Australia – is the home country of the parent entity and the location of the Company’s testing facilities and licensing activities.

Canada – is the home of Gtech International Resources Limited.

Switzerland – is the home of GeneType AG.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

29.           SEGMENT INFORMATION (cont.)

Geographic information (cont.)

Revenues are allocated on the basis of the geographical location of the entities which earn them.  The following table presents sales and other income and revenue on the basis of geographical locations for the years ended 30 June 2008 and 30 June 2007.

Segment		Sales revenue	Other	Totals
		$	$	$
Australia	2008	14,743,959	1,223,833	15,967,792
	2007	14,456,210	849,827	15,306,037

Canada	2008	—	11,133	11,133
	2007	—	13,261	13,261

Switzerland	2008	—	17	17
	2007	—	7	7
Totals	2008	14,743,959	1,234,983	15,978,942
	2007	14,456,210	863,095	15,319,305

Segment products and locations

The four principal business segments of the Group are licensing, genetic testing, research and corporate.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 2(f) and Accounting Standard AASB 8 Operating Segments.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the biotechnology segment.

The following items are allocated to the corporate segment as they are not considered part of the core operations of any of the other three segments:

•      Interest received (Note 4)

•      Net gains/(losses) on the sale of available-for-sale investments (Note 6)

•      Finance costs (Note 6)

•      Income tax expense (Note 7)

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2008, there were two customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  The most significant of these customers represented approximately 38.3% of total revenue from operations.

30.           CONTINGENT ASSETS

On 12 December 2005, the Company announced it had reached a final settlement of its patent dispute with Applera Corporation.  As part of the settlement, the parties executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  As at 30 June 2007, the Company had drawn down equipment and reagents under the supply agreement with a total value of $2,178,197.  During the year ended 30 June 2008, the Company drew down equipment and reagents under the supply agreement with a total value of $1,587,626.  Of this amount, a total of $1,057,135 (comprising equipment credits of $662,635 and reagent credits of $394,500) was recognised as income during the year ended 30 June 2008 and disclosed in Note 4 as part of license fees received, whilst the remaining $530,491 represented the balance of certain prepaid service contracts.  Accordingly, as at 30 June 2008, the Company had a contingent asset representing remaining credits available to it with a total value of $4,781,677.

31.           CONTINGENT LIABILITIES

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group has a direct equity interest (refer Note 33).  Due to the sale of the Company’s interest in the Joint Venture on 27 August 2008, the potential impact of any claim or the claims in aggregate is no longer relevant.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

32. COMMITMENTS AND CONTINGENCIES

Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	134,027	496,675	134,027	496,675
- later than one year but not later than five years	204,532	49,474	204,532	49,474
- later than five years	—	—	—	—
Total minimum hire purchase payments	338,559	546,149	338,559	546,149
Less: future finance charges	(40,360)	(22,182)	(40,360)	(22,182)
Present value of hire purchase payments	298,199	523,967	298,199	523,967
Aggregate expenditure commitments comprise:
Current liability (Note 20)	111,117	476,989	111,117	476,989
Non-current liability (Note 23)	187,082	46,978	187,082	46,978
Total hire purchase expenditure commitments	298,199	523,967	298,199	523,967

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  Since 14 January 2005, the Company has financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,966,312.  Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility.

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	466,412	418,177	—	—
- later than one year but not later than five years	965,825	1,307,963	—	—
- later than five years	—	—	—	—
Total minimum operating lease payments	1,432,237	1,726,140	—	—

The operating lease relates to office and laboratory premises located in Fitzroy, Victoria that were occupied by the Company during the 2008 financial year.  The lease, which is in the name of GeneType Pty. Ltd. (a wholly-owned subsidiary of the Company), expires on 30 June 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  The premises are owned by Bankberg Pty. Ltd., a company associated with the Company’s former Chief Executive Officer and current Non-Executive Director, Dr. Mervyn Jacobson (refer Note 35).  GeneType Pty. Ltd. does not have an option to purchase the leased assets at the expiry of the lease period.

Research and development expenditure commitments
Minimum research and development payments
- not later than one year	762,500	1,150,000	762,500	1,150,000
- later than one year but not later than five years	490,000	700,000	490,000	700,000
- later than five years	—	—	—	—
Total minimum research and development payments	1,252,500	1,850,000	1,252,500	1,850,000

On 15 June 2004, the Company entered into a Sponsored Research Agreement with C.Y. O’Connor ERADE Village Foundation in Perth, Western Australia pursuant to which Genetic Technologies Limited will contribute $900,000 per annum towards research for a period of five years, amounting to a total commitment of $4,500,000.  The Company will own any intellectual property arising from the research undertaken by the Foundation.  As at balance date, an amount of $450,000 remained payable under the Agreement.

On 1 April 2008, the Company entered into an Australian Research Council (ARC) Linkage Agreement with the University of Newcastle.  The Agreement relates to the synthesis of novel nematocidal compounds and complements an existing ARC Linkage Agreement that the Company has with the University of Melbourne.  The Company will contribute $90,000 per annum in cash over a period of three years from 2008 to 2010.  As at 30 June 2008, $802,500 remained payable under the Agreement, which included a non-cash in-kind contribution of $532,500.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

32.           COMMITMENTS AND CONTINGENCIES (cont.)

Other capital expenditure commitments

As at 30 June 2008, the Company did not have any other significant contracted capital expenditure commitments.

Other expenditure commitments

As at 30 June 2008, the Company held a 14.66% (2007: 16.36%) direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) (refer Note 33) which has continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company is not contributing any funding towards the project, as these costs are met by its joint venture partner.  As at 30 June 2008, the Company had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project (refer Note 22).  The amount of the provision was based on calculations provided to the Company by Regis as project manager.  As disclosed in Note 40, however, the Company sold its entire interest in the joint venture to Regis on 27 August 2008 and, as part of this sale, has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the joint venture undertaken up until the date of sale.  This indemnification will enable the Company, during the year ending 30 June 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at 30 June 2008.

33.           JOINT VENTURES

The Company holds a direct equity interest in the North Laverton Joint Venture with Regis Resources Limited in Western Australia.  The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities of the joint venture are borne by the joint venture partner.  The Company’s investment in the joint venture has been written down to nil.  As a result of its election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 14.66% as at 30 June 2008 (2007: 16.36%).  All joint venture interests have been valued at nil and no revenues or expenses have been derived or incurred during the year ended 30 June 2008.  As disclosed in Note 40, the Company sold its entire interest in the joint venture to Regis on 27 August 2008.

34.           EMPLOYEE BENEFITS

Staff Share Plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group as detailed in Note 28.  As at 30 June 2008, there were 3 executives, 1 consultant and 27 employees who held options that had been granted under the Plan.  Information regarding the movements in the number of options granted under the Staff Share Plan is set out in Note 28.

The fair value of each option granted under the Staff Share Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2008 and 2007:

	2008	2007 (note)
Dividend yield	—	—
Historic volatility and expected volatility	75%	N/A
Option exercises prices	$0.17 to $0.22	N/A
Weighted average exercise price	$0.19	N/A
Risk-free interest rate	5.99% - 6.50%	N/A
Expected life of an option	3 years - 5 years	N/A

Note:         No options were granted during the year ended 30 June 2007.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

35.    RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group

During the year ended 30 June 2008:

•                  The Company transferred certain items of laboratory equipment to Genetic Technologies Corporation Pty. Ltd., a subsidiary, for $923,383, being its written down value at the date of transfer (1 July 2007).  Further, the Company transferred certain other items of laboratory equipment to GeneType Pty. Ltd., a subsidiary, for $102,222, being its written down value on the same date.

•                  AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $31,434 (2007: $26,254) in respect of an outstanding loan between the parties.

•                  ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $20,000 (2007: $nil).

All amounts were charged on commercial, arm’s-length terms and at commercial rates.

Other related party transactions

As at 30 June 2008, a net amount of $5,517,825 (2007: $9,177,574) was receivable by the Company from its various subsidiaries (Note 14).  As at the same date, an amount of $1,640,320 (2007: $1,134,778) was payable by the Company to its wholly-owned subsidiaries (Note 19).  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Also during the year, GeneType Pty. Ltd., a subsidiary, paid a total of $501,239 (2007: $445,384) to Bankberg Pty. Ltd., a company associated with former Chief Executive Officer and current Non-Executive Director, Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  Further, Genetic Technologies Limited paid a total of $414,133 to Transmedia Inc., another company associated with Dr. Jacobson, in respect of licensing services provided to the Company.

Finally, during the year ended 30 June 2008, Genetic Technologies Limited paid a total of $79,936 to Government Relations Australia Advisory Pty. Ltd., a company associated with Non-Executive Director Mr. John Dawkins AO, in respect of consulting services provided to the Company.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer to Note 36 for a description of transactions with Key Management Personnel.

36.    KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors

Henry Bosch AO (Non-Executive Chairman)

Fred Bart (Non-Executive)

David Carruthers (Non-Executive)

John S. Dawkins AO (Non-Executive)

Dr. Mervyn Jacobson (Non-Executive)

Dr. Leanne Rowe (Non-Executive)

Note:         Dr. Jacobson retired as Chief Executive Officer on 24 September 2007 and was appointed as a Non-Executive Director on that date.

Dr. Rowe was appointed as a Non-Executive Director on 16 April 2008.

Executives

Michael B. Ohanessian (Chief Executive Officer)

Thomas G. Howitt (Chief Financial Officer and Company Secretary)

Ross Barrow (Chief Operating Officer)

Dr. Gary Cobon (Chief Scientific Officer)

Note:         Michael Ohanessian was appointed as Chief Executive Officer and as an Executive Director on 24 September 2007.
Ross Barrow was appointed as Chief Operating Officer on 14 April 2008.
Dr. Gary Cobon resigned as Chief Scientific Officer on 28 March 2008.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

36. KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Remuneration of Key Management Personnel
Short-term employee benefits	994,176	974,346	994,176	974,346
Post-employment benefits	144,861	141,390	144,861	141,390
Termination benefits	82,500	87,500	82,500	87,500
Long-term benefits	8,640	4,758	8,640	4,758
Share-based payments	124,776	233,612	124,776	233,612
Total remuneration of Key Management Personnel	1,354,953	1,441,606	1,354,953	1,441,606

Optionholdings of Key Management Personnel

30 June 2008

	Opening	Number of options			Closing	Vested as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director
Henry Bosch AO	500,000	—	—	(500,000)	—	—	—	—
Fred Bart	500,000	—	—	(500,000)	—	—	—	—
David Carruthers	—	—	—	—	—	—	—	—
John S. Dawkins AO	500,000	—	—	(500,000)	—	—	—	—
Dr. Mervyn Jacobson	2,000,000	—	—	(2,000,000)	—	—	—	—
Dr. Leanne Rowe AM	—	—	—	—	—	—	—	—

Executive
Michael B. Ohanessian	—	3,650,602	—	—	3,650,602	3,650,602	3,650,602	—
Thomas G. Howitt	1,000,000	1,000,000	—	—	2,000,000	2,000,000	1,312,500	687,500
Ross Barrow	—	1,000,000	—	—	1,000,000	1,000,000	1,000,000	—
Dr. Gary Cobon	750,000	500,000	—	(1,250,000)	—	—	—	—
Geoffrey E. Newing	750,000	—	—	(750,000)	—	—	—	—
Totals	6,000,000	6,150,602	—	(5,500,000)	6,650,602	6,650,602	5,963,102	687,500

30 June 2007

	Opening	Number of options			Closing	Vested as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director
Henry Bosch AO	500,000	—	—	—	500,000	500,000	125,000	375,000
Dr. Mervyn Jacobson	2,000,000	—	—	—	2,000,000	2,000,000	—	2,000,000
Fred Bart	500,000	—	—	—	500,000	500,000	—	500,000
David Carruthers	—	—	—	—	—	—	—	—
John S. Dawkins AO	500,000	—	—	—	500,000	500,000	125,000	375,000
Robert J. Edge	500,000	—	—	(500,000)	—	—	—	—
Prof. Deon J. Venter	1,000,000	—	—	(1,000,000)	—	—	—	—

Executive
Thomas G. Howitt	1,000,000	—	—	—	1,000,000	1,000,000	562,500	437,500
Geoffrey E. Newing	750,000	—	—	—	750,000	750,000	562,500	187,500
Dr. Gary Cobon	750,000	—	—	—	750,000	750,000	562,500	187,500
Ian N. Christensen	300,000	—	—	(300,000)	—	—	—	—
Totals	7,800,000	—	—	(1,800,000)	6,000,000	6,000,000	1,937,500	4,062,500

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

36.    KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Shareholdings of Key Management Personnel

30 June 2008

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Henry Bosch AO	185,000	60,406	—	—	245,406
Fred Bart	25,918,214	—	—	—	25,918,214
David Carruthers	—	150,000	—	—	150,000
John S. Dawkins AO	—	—	—	—	—
Dr. Mervyn Jacobson	150,931,900	—	—	—	150,931,900
Dr. Leanne Rowe AM	—	—	—	—	—

Executive
Michael B. Ohanessian	—	70,000	—	—	70,000
Thomas G. Howitt	—	—	—	—	—
Ross Barrow	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Totals	177,035,114	280,406	—	—	177,315,520

30 June 2007

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Henry Bosch AO	185,000	—	—	—	185,000
Dr. Mervyn Jacobson	150,931,900	—	—	—	150,931,900
Fred Bart	25,918,214	—	—	—	25,918,214
David Carruthers	—	—	—	—	—
John S. Dawkins AO	—	—	—	—	—
Robert J. Edge	—	—	—	—	—
Prof. Deon J. Venter (note)	25,000	—	—	—	25,000

Executive
Thomas G. Howitt	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Geoffrey E. Newing (note)	213,350	3,980,650	(746,654)	—	3,447,346
Ian N. Christensen (note)	—	—	—	—	—
Totals	177,273,464	3,980,650	(746,654)	—	180,507,460

Note:   Prof. Venter, Mr. Newing and Mr. Christensen all resigned during the years ended 30 June 2007 and 2008.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

Other transactions and balances with Key Management Personnel and their related parties

During the year ended 30 June 2008:

•                  GeneType Pty. Ltd. paid a total of $501,239 (2007: $445,384) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.

•                  The Company paid a total of $79,936 (2007: $nil) to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, in respect of consulting services provided to the Group.

•                  The Company paid a total of $414,133 (2007: $nil) to Transmedia Inc., a company associated with Dr. Mervyn Jacobson, in respect of licensing services provided to the Group.

•                  Dr. Mervyn Jacobson acquired a total of 522 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company.  As at 30 June 2008, Dr. Jacobson held a total of 522 ordinary shares in ImmunAid Pty. Ltd., representing approximately 4.0% of that company’s total issued capital.

All transactions with Key Management Personnel are undertaken on normal commercial terms and conditions.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

37.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2008.

		Group interest (%)		Net carrying value ($ )
Name of Group company	Incorporation details	2008	2007	2008	2007
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	1	1

Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	26,698	26,698

GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	—	—

Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	424,535	424,535

ImmunAid Pty. Ltd. (refer note below)	21 March 2001 Victoria, Australia	69.2%	68.2%	—	—

Total carrying value (Note 18)				451,246	451,246

Entities held by other subsidiaries
AgGenomics Pty. Ltd.	15 February 2002 Victoria, Australia	50.1%	50.1%	50	50

During the year ended 30 June 2008, outstanding loans between the Company and ImmunAid Pty. Ltd. were converted into additional equity in that company.  The total amount of the loans at the time of the conversions was $278,175.  As a result of the conversion, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 1.0% to 69.2%.

38.           FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities.  The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk, interest rate risk and foreign currency risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group and Genetic Technologies Limited hold the following financial instruments:

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

Financial assets
Cash at bank / on hand	5,490,846	11,303,764	4,520,882	10,391,337
Short-term deposits	7,429,926	2,029,986	7,429,926	2,029,950
Trade and other receivables	1,596,738	646,946	7,260,616	9,469,866
Performance bond and deposits	519,117	526,898	519,117	526,898
Available-for-sale investments	207,195	233,330	207,195	233,330
Total financial assets	15,243,822	14,740,924	19,937,736	22,651,381

Financial liabilities
Trade and other payables	1,786,412	1,563,652	2,297,832	2,191,695
Hire purchase liabilities	298,199	523,967	298,199	523,967
Total financial liabilities	2,084,611	2,087,619	2,596,031	2,715,662

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.  The maximum exposures to credit risk as at 30 June 2008 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines included in the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group and the parent entity operate internationally and are exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has introduced a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is to be updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.  As at 30 June 2008, the Group and Genetic Technologies Limited held the following financial assets and liabilities that were denominated in foreign currencies:

	Year	United States Dollars	Canadian Dollars	European Euro	Japanese Yen	Swiss Francs
Consolidated

Financial assets

Cash at bank / on hand	2008	63,212	437,032	—	47,350	7,848
	2007	8,161,046	459,508	2,977	—	17,630

Trade and other receivables	2008	68,100	—	100,000	—	—
	2007	66,348	—	100,000	—	—

Available-for-sale investments	2008	198,120	—	—	—	—
	2007	198,120	—	—	—	—

Total financial assets	2008	329,432	437,032	100,000	47,350	7,848
	2007	8,425,514	459,508	102,977	—	17,630

Financial liabilities

Trade and other payables	2008	134,166	5,211	22,531	—	2,870
	2007	326,978	5,438	—	—	4,030

Total financial liabilities	2008	134,166	5,211	22,531	—	2,870
	2007	326,978	5,438	—	—	4,030

Genetic Technologies Limited

Financial assets

Cash at bank / on hand	2008	62,995	34	—	—	—
	2007	8,161,046	34	—	—	—

Trade and other receivables	2008	68,100	—	100,000	—	—
	2007	66,348	—	100,000	—	—

Available-for-sale investments	2008	198,120	—	—	—	—
	2007	198,120	—	—	—	—

Total financial assets	2008	329,215	34	100,000	—	—
	2007	8,425,514	34	100,000	—	—

Financial liabilities

Trade and other payables	2008	100,804	—	22,531	—	—
	2007	326,978	—	—	—	—

Total financial liabilities	2008	100,804	—	22,531	—	—
	2007	326,978	—	—	—	—

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

Foreign currency risk (cont.)

During the year ended 30 June 2008, the Australian dollar / US dollar exchange rate increased by 12.6%, from 0.8491 at the beginning of the year to 0.9562 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate increased by 8.1%, from 0.8991 at the beginning of the year to 0.9722 at the end of the year.

Based on the financial instruments held at 30 June 2008, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $23,000 lower / $19,000 higher (2007: $1,060,000 lower / $867,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.  The loss for Genetic Technologies Limited for the year would have been $27,000 lower / $22,000 higher (2007: $1,060,000 higher / $867,000 lower) for the same reason.

Based on the financial instruments held at 30 June 2008, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $49,000 lower / $40,000 higher (2007: $56,000 lower / $46,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.  There would be no effect on the loss for Genetic Technologies Limited.

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.  The Group also has various hire purchase liabilities with fixed interest rates.  While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has introduced a Short Term Investment Policy which was developed to efficiently manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group seeks to deposit its surplus cash in a range of deposits / securities over different time frames and with different institutions in an effort to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which has been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2008, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $67,000 lower / higher (2007: $36,000 lower / higher), mainly as a result of higher / lower interest income from cash and cash equivalents.  The loss for Genetic Technologies Limited for the year would have been $62,000 lower / higher (2007: $32,000 lower / higher) for the same reason.  Consolidated equity for the Group would have been $67,000 higher / lower (2007: $36,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.  Equity for Genetic Technologies Limited would have been $62,000 higher / lower (2007: $32,000 higher / lower) for the same reason.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

Interest rate risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for both the Group and Genetic Technologies Limited are as follows:

	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period days
		$	$	$	%
Consolidated

Financial assets

Cash at bank / on hand (note)	2008	5,490,846	—	5,490,846	6.33%	At call
	2007	11,303,764	—	11,303,764	2.89%	At call

Short-term deposits	2008	—	7,429,926	7,429,926	7.71%	73
	2007	—	2,029,986	2,029,986	6.20%	90

Performance bond / deposits	2008	—	519,117	519,117	7.86%	93
	2007	—	526,898	526,898	6.93%	86

Totals	2008	5,490,846	7,949,043	13,439,889
	2007	11,303,764	2,556,884	13,860,648

Financial liabilities

Hire purchase liabilities	2008	—	298,199	298,199	9.26%	914
	2007	—	523,967	523,967	7.17%	281

Totals	2008	—	298,199	298,199
	2007	—	523,967	523,967

Genetic Technologies Limited

Financial assets

Cash at bank / on hand (note)	2008	4,520,882	—	4,520,882	6.96%	At call
	2007	10,391,336	—	10,391,336	2.43%	At call

Short-term deposits	2008	—	7,429,926	7,429,926	7.71%	73
	2007	—	2,029,950	2,029,950	6.20%	90

Performance bond / deposits	2008	—	519,117	519,117	7.86%	93
	2007	—	526,898	526,898	6.93%	86

Totals	2008	4,520,882	7,949,043	12,469,925
	2007	10,391,336	2,556,848	12,948,184

Financial liabilities

Hire purchase liabilities	2008	—	298,199	298,199	9.26%	914
	2007	—	523,967	523,967	7.17%	281

Totals	2008	—	298,199	298,199
	2007	—	523,967	523,967

Note:         As at 30 June 2007, the Group held cash and cash equivalents in US dollars of USD 8,161,046.  Of this amount, USD 5,490,870 was held on deposit at an interest rate of 1.65%.  The remaining USD 2,670,176 was held on deposit at an interest rate of 5.17%.  Immediately after 30 June 2007, a total of USD 7,400,000 was converted into Australian dollars and placed on deposit at an interest rate of 6.35%.

All other periods in respect of financial assets are for less than one year.  In respect of the hire purchase liability, the interest rates are fixed for the terms of the facility, which is less than one year ($111,117) and between one and five years ($187,082).

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

The remaining contractual maturities of the financial liabilities of the Group and Genetic Technologies Limited are:

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$
Financial liabilities
< 6 months	1,840,837	1,783,255	2,352,257	2,411,298
6 months to 12 months	56,692	257,415	56,692	257,415
1 year to 5 years	187,082	46,949	187,082	46,949
> 5 years	—	—	—	—
Total financial liabilities	2,084,611	2,087,619	2,596,031	2,715,662

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Consolidated

Financial assets

Cash at bank / on hand	2008	5,490,846	—	—	—	5,490,846
	2007	11,303,764	—	—	—	11,303,764

Short-term deposits	2008	7,429,926	—	—	—	7,429,926
	2007	2,029,986	—	—	—	2,029,986

Trade and other receivables	2008	1,596,738	—	—	—	1,596,738
	2007	646,946	—	—	—	646,946

Performance bond and deposits	2008	69,117	450,000	—	—	519,117
	2007	76,898	—	450,000	—	526,898

Available-for-sale investments	2008	—	—	207,195	—	207,195
	2007	—	—	233,330	—	233,330

Total financial assets	2008	14,586,627	450,000	207,195	—	15,243,822
	2007	14,057,594	—	683,330	—	14,740,924

Financial liabilities

Trade and other payables	2008	1,786,412	—	—	—	1,786,412
	2007	1,563,652	—	—	—	1,563,652

Hire purchase liabilities	2008	54,425	56,692	187,082	—	298,199
	2007	219,603	257,415	46,949	—	523,967

Total financial liabilities	2008	1,840,837	56,692	187,082	—	2,084,611
	2007	1,783,255	257,415	46,949	—	2,087,619

Net maturity	2008	12,745,790	393,308	20,113	—	13,159,211
	2007	12,274,339	(257,415)	636,381	—	12,653,305

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting Genetic Technologies Limited is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Genetic Technologies Limited

Financial assets

Cash at bank / on hand	2008	4,520,882	—	—	—	4,520,882
	2007	10,391,337	—	—	—	10,391,337

Short-term deposits	2008	7,429,926	—	—	—	7,429,926
	2007	2,029,950	—	—	—	2,029,950

Trade and other receivables	2008	398,786	—	—	—	398,786
	2007	292,292	—	—	—	292,292

Performance bond and deposits	2008	69,117	450,000	—	—	519,117
	2007	76,898	—	450,000	—	526,898

Available-for-sale investments	2008	—	—	207,195	—	207,195
	2007	—	—	233,330	—	233,330

Total financial assets	2008	12,418,711	450,000	207,195	—	13,075,906
	2007	12,790,477	—	683,330	—	13,473,807

Financial liabilities

Trade and other payables	2008	2,297,832	—	—	—	2,297,832
	2007	2,191,695	—	—	—	2,191,695

Hire purchase liabilities	2008	54,425	56,692	187,082	—	298,199
	2007	219,603	257,415	46,949	—	523,967

Total financial liabilities	2008	2,352,257	56,692	187,082	—	2,596,031
	2007	2,411,298	257,415	46,949	—	2,715,662

Net maturity	2008	10,066,454	393,308	20,113	—	10,479,875
	2007	10,379,179	(257,415)	636,381	—	10,758,145

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$
Trade and other receivables

Current (less than 30 days)	1,442,167	481,043	293,786	292,292
31 days to 60 days	23,897	77,764	—	—
61 days to 90 days (note)	17,035	60,926	—	—
Greater than 90 days (note)	113,639	27,213	5,622,825	9,177,574
Total trade and other receivables (Notes 10 and 14)	1,596,738	646,946	5,916,611	9,469,866

Trade and other payables

Current (less than 30 days)	1,655,450	1,431,817	545,140	1,012,395
31 days to 60 days	7,738	55,131	99	—
61 days to 90 days	1,814	63,448	—	44,523
Greater than 90 days (note)	121,410	13,256	1,752,593	1,134,777
Total trade and other payables (Note 19)	1,786,412	1,563,652	2,297,832	2,191,695

Note:         Trade and other receivables for Genetic Technologies Limited that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $5,517,825 (2007: $9,177,574) (refer Note 14).  Trade and other payables for Genetic Technologies Limited that are greater than 90 days include amounts payable to wholly-owned subsidiaries of $1,640,320 (2007: $1,134,778) (refer Note 19).  The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment.

A total of $130,674 in trade and other receivables greater than 60 days is past due, of which a total of $121,540 had been received prior to the date of this Financial Report.  The Company considers that the remaining $9,134 is recoverable and not impaired.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

38.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

The Group had access to the following undrawn borrowing facilities as at 30 June 2008:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Master Asset Finance Facility	2,500,000	(298,199)	2,201,801
Credit card facility	145,000	(32,272)	112,728

Note:         The Master Asset Finance Facility may be drawn at any time and is subject to annual review.

Fair value estimation

As at 30 June 2008, the Group’s financial assets and liabilities have been recognised at their net fair values.  The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Consumables: the carrying amount approximates fair value.

Performance bond and deposits: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

	Consolidated		Genetic Technologies Limited
	2008	2007	2008	2007
	$	$	$	$

39. AUDITORS’ REMUNERATION

Audit services

Ernst & Young Australia in respect of: Audit of the Company’s Financial Report	177,500	410,274	177,500	410,274

Other audit firms in respect of: Audit of the Financial Reports of subsidiaries	8,241	9,158	—	—

Total remuneration in respect of audit services	185,741	419,432	177,500	410,274

Non-audit services

Ernst & Young Australia in respect of: Tax advice and compliance services	38,350	55,095	38,350	55,095

Total auditors’ remuneration	224,091	474,527	215,850	465,369

40.    SUBSEQUENT EVENTS

On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $153,160 in cash.  In other terms of the acquisition, GTG advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid and Employment Agreements were executed between the Company and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

40.    SUBSEQUENT EVENTS (cont.)

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), in return for the payment of $100,000 in cash and 500,000 fully paid ordinary shares in Regis.  As part of the sale, the Company will also have returned to it a performance bond which had a face value of $68,917 as at 30 June 2008 (refer Note 12).  Further, the Company has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification will enable the Company, during the financial year ending 30 June 2009, to fully reverse the provision of $94,987 in respect of such liabilities which has been recorded in the Company’s balance sheet as at 30 June 2008 (refer Note 22).

Apart from these transactions, there have been no other significant events which have occurred after balance date.

GENETIC TECHNOLOGIES LIMITED	2008 Financial Report

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

1.   In the opinion of the Directors:

(a)              the Financial Report, and the additional disclosures included in the Directors’ Report which are designated as audited, of the Company and the Group are in accordance with the Corporations Act 2001, including:

(i)              giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii)           complying with Accounting Standards and the Corporations Regulations 2001; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.          This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2008.

On behalf of the Board.

HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 27 August 2008

Ernst & Young	Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our audit of the financial report of Genetic Technologies Limited for the financial year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/Ernst & Young

Ernst & Young

/s/A.J. Pititto
A.J. Pititto
Partner
Melbourne
28 August 2008

INDEPENDENT AUDITOR’S REPORT TO THE
MEMBERS OF GENETIC TECHNOLOGIES LIMITED

Report on the Financial Report

We have audited the accompanying financial report of Genetic Technologies Limited which comprises the balance sheet as at 30 June 2008 and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2 (a), the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which precedes the audit opinion. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:

1.             the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:

(i)            giving a true and fair view of the financial position of Genetic Technologies Limited and the consolidated entity at 30 June 2008 and of their performance for the year ended on that date; and

(ii)           complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.             the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 7 to 13 of the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Genetic Technologies Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

/s/Ernst & Young
ERNST & YOUNG

By:	/s/A.J. Pititto
A. J. Pititto
Partner
Melbourne
August 28, 2008

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